PE
12-31-01

Ethyl®

Ethyl Corporation

2001 Annual Report on Form 10-K

ABOUT THE COMPANY

Ethyl Corporation develops, manufactures, blends, and delivers chemical additives that enhance the performance of petroleum products. From custom-formulated chemical blends to market-general additive components, Ethyl provides the world with the technology to make fuels burn cleaner, engines run smoother and machines last longer.

FINANCIAL HIGHLIGHTS

	2001	2000
	(in thousands except per-share amounts)	
OPERATIONS:		
Income after income taxes before nonrecurring items	**$ 9,762**	$ 8,583
Nonrecurring (expense) income after income taxes (a)	**(114,802)**	52,414
Net (loss) income	**$(105,040)**	$ 60,997
PER COMMON SHARE:		
Basic and diluted (loss) earnings per share:		
Income after income taxes before nonrecurring items	**$ .12**	$ .10
Nonrecurring (expense) income after income taxes (a)	**(1.38)**	.63
Net (loss) income	**$ (1.26)**	$ .73
Shares used to compute basic and diluted (loss) earnings per share	**83,455**	83,462
FINANCIAL POSITION:		
Total debt	**$ 335,957**	$443,244

(a) Nonrecurring (expense) income after income taxes:

	2001	2000
Engine oil additives rationalization costs:		
Write-off of assets	**$ (25,886)**	$ —
Severance, early retirement, and other costs	**(21,769)**	—
Gain on sale of assets	**3,289**	—
Pension settlement (expense) income including 2001 excise tax provision	**(68,825)**	51,348
(Loss) gain on impairments and sales of nonoperating assets	**(1,611)**	1,459
Income tax election credit	**—**	2,737
Income from demutualization of MetLife, Inc.	**—**	2,580
Write-off of plant assets	**—**	(4,793)
Special retirement charge	**—**	(917)
	$(114,802)	$ 52,414

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TO OUR FELLOW SHAREHOLDERS

The year 2001 was a challenging year for our company. In the first quarter of 2001, we began the implementation of a new business plan in our petroleum additives business. With the engine oil additive business in a prolonged state of weakness in which we could no longer earn adequate returns, we repositioned ourselves in this market with greater focus on profitability instead of maintaining our historical market share. We reduced our cost structure by consolidating the bulk of our engine oil production and research efforts into a few world-class facilities, idling certain facilities and reducing our workforce. Increased asset utilization, coupled with reduced cost, has improved our results in this business as we continue to supply engine oil customers with top quality products. We now have a cost structure in petroleum additives that will allow us to compete for the long run, and we enter the year 2002 better positioned for profitable growth.

We continue to make steady progress in specialty lubricant additive areas for products such as automatic transmission fluids, hydraulic fluids and gear oils. MMT continues to gain acceptance around the world as the most cost effective octane booster in unleaded and lead replacement gasoline. Our tetraethyl lead earnings are on target as our marketing agreements maximize earnings and cash flow in this declining market.

To more fully leverage our technology and our product portfolio, we have strengthened our product marketing teams and our regional management teams, and we continue to focus on helping our customers grow their business and reduce their total cost. We are pleased with our progress to date. Our product supply group continues to perform exceptionally well. Our manufacturing plant teams are breaking production records after the reconfiguration, are reaching new levels of statistical process and quality control, and are continuing to drive out cost. Our continued investment in research is more focused and productive, and this is vital to meeting the future requirements of our markets and allowing us to maintain the leading edge technology that is paramount to our customers' success.

The world's transportation systems are becoming more complex every day, and the desire for lower emissions, higher fuel economy and better drivability continues to press industry for better and more efficient fuel and lubricant technology. Ethyl Corporation, the people we employ, and the products and services we provide are vital to those systems and we, in turn, are a vital contributor to today's global economy. We are part of the system that makes fuels burn cleaner and more efficiently in automobiles, diesel trucks, and in power plants. We are a part of the system that makes machines run smoother, whether it's the latest high-end automotive transmission or the gearbox in your sport utility vehicle. We have patented technology that plays a significant role in increasing the fuel economy of the world's vehicles. Ethyl Corporation is the additive company with the greatest knowledge and widest understanding of fuel combustion and vehicle emissions technology. Our technical, chemical, and regulatory expertise will help generate new growth for Ethyl.

It takes hard work and dedication to find opportunities and generate success. The employees of Ethyl understand this, and there has never been a better time in which every individual on the team can make such a large impact on our company. Our employees have been given the charge to understand and execute their role in contributing to the success of our company. They are delivering their energy, talent, dedication and excellent work ethic to create the best long-term company that Ethyl can be.

We continue to benefit from strong cash flows from operations. Together with cash flow generated from our pension surplus and from other initiatives, this enabled us to reduce debt $107 million in 2001. Debt reduction remains a top priority. By meeting our goals and extending our current bank loan to March 2004, we will return our debt ratio to a more traditional level within this time period.

The company and its employees have withstood the pressures of tough markets, and we have taken the steps necessary to reenergize growth. To those of you who have invested so much in our success—our customers, our employees, and our shareholders—thank you. I thank our customers for giving us the opportunity to provide the goods and services integral to their business. I thank our employees for their energy, dedication, excellent work ethic and customer support that are essential to our long-term success. And I thank our shareholders for your continued support.

Thomas E. Gottwald
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-5112

ETHYL CORPORATION

Incorporated pursuant to the Laws of the Commonwealth of Virginia

Internal Revenue Service Employer Identification No. 54-0118820

330 South Fourth Street P. O. Box 2189
Richmond, Virginia 23218-2189

804-788-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
COMMON STOCK, $1 Par Value	NEW YORK STOCK EXCHANGE PACIFIC STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Aggregate market value of voting stock held by non-affiliates of the registrant as of February 28, 2002: $84,660,309.00.*

Number of shares of Common Stock outstanding as of February 28, 2002: 83,454,650

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Ethyl Corporation's definitive Proxy Statement for its 2002 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the Proxy Statement) are incorporated by reference into Part III of this Form 10-K.

* In determining this figure, an aggregate of 9,836,990 shares of Common Stock reported in the registrant's Proxy Statement for the 2002 Annual Meeting of Shareholders as beneficially owned by Bruce C. Gottwald and members of his immediate family have been excluded and treated as shares held by affiliates. See Item 12. The aggregate market value has been computed on the basis of the closing price in the New York Stock Exchange Composite Transactions on February 28, 2002, as reported by *The Wall Street Journal.*

Form 10-K
Table of Contents

PART I

ITEM 1. BUSINESS

Ethyl Corporation develops, manufactures, blends, and markets fuel and lubricant additives technology and products around the world. Our tetraethyl lead (TEL) profits are derived primarily through marketing agreements in which we participate in the proceeds from the sale of TEL, a gasoline octane enhancer. A review of these operations is included in the Business Segments section. We are incorporated in Virginia and employed approximately 1,100 people at year-end 2001.

Recent Developments

In the first quarter of 2001 we began the implementation of a new business plan for our petroleum additives segment. With the engine oil additives market being in a prolonged state of weakness, we have taken steps to reduce our cost structure and create a more efficient company that continues to serve our customers with high quality goods and services. The new plan included consolidating the bulk of our engine oil production and research efforts into a few world-class facilities, the idling of certain facilities, and a workforce reduction. We are more focused on profitability rather than maintaining our historic market share. This plan is essentially complete and our efforts are already showing rewards.

This new initiative also included reorganizing our product marketing teams, strengthening our regional management teams, and renewing our focus on helping customers grow their business and control their costs. We continue to aggressively pursue new profitable businesses and are making some gains. Further discussion of the new business plan is included in Item 7 of this report.

In 2001 we made progress on our debt reduction program. Continuing strong cash flows from operations, together with generating cash from our pension surplus and other strategic initiatives, enabled us to reduce our debt $107 million during the year.

We completed the Fourth Amendment to Amended and Restated Credit Agreement amounting to $396 million with our lenders in March 2002. This agreement is collateralized. As part of our financing strategy, we also completed a loan agreement with Bruce C. Gottwald, Chairman of the Board of Ethyl, under which he loaned Ethyl $18.6 million in February 2002. The note is secured by a deed of trust on our headquarters property located in Richmond, Virginia. Proceeds from this loan were used to reduce bank debt. Details of these agreements are discussed further in the Liquidity section of Item 7.

On May 30, 2001, Bruce C. Gottwald announced his retirement as Chief Executive Officer. He continues as Chairman of the Board of Directors and Executive Committee.

The Board of Directors elected Thomas E. (Teddy) Gottwald to the role of Chief Executive Officer, effective June 1, 2001. Teddy Gottwald joined Ethyl Corporation in 1984 in the Plastics Division. He was elected a Vice President of Ethyl and named divisional president of our Petroleum Additives Division in 1991. Mr. Gottwald was elected President and Chief Operating Officer of Ethyl Corporation in 1994. He also serves as a director and member of the Executive Committee.

Effective January 2000, Ethyl's Swiss subsidiaries entered into TEL marketing agreements with Alcor Chemie AG and Alcor Chemie Vertriebs AG (collectively, Alcor), to market and sell TEL outside North America and the European Economic Area. The Associated Octel Company Limited (Octel) purchased Alcor in the fall of 1999. These Alcor marketing agreements are similar to the marketing agreements we already had in place with Octel.

During 2001, the Alcor TEL marketing agreements were amended to include the proceeds from the sale of TEL resulting from agreements recently entered into by an Alcor subsidiary. These agreements are with Veritel Chemicals BV (Veritel) and its parent company, General Innovative Investment NV and provide for the exclusive right to market and sell TEL sourced from Veritel in certain areas of the world, excluding primarily the United States and the Russian Federation. Veritel is party to supply agreements under which it has the exclusive right to distribute TEL manufactured by OAO Sintez, a Russian company, to areas outside the Russian Federation and the United States. Further discussion of the TEL marketing agreements is included in Note 3.

We believe the strategic actions we have taken in 2001 are beginning to improve earnings and provide growth prospects for our company. The entire Ethyl team continues to aggressively pursue initiatives to continue this progress.

On December 20, 2001, we received notification from the New York Stock Exchange (NYSE) that our share price had fallen below the continued listing criteria of the NYSE which requires an average closing price of not less than $1.00 over a consecutive 30 trading-day period. In accordance with NYSE procedure, we are required to bring our share price and average share price above $1.00 by the later of six months following receipt of the notification or our next annual meeting if shareholder approval is deemed necessary. As a result, on March 27, 2002, the Board of Directors unanimously approved and recommended to shareholders a one for five reverse stock split of Ethyl's common stock. The proposed reverse stock split will be presented to shareholders for approval at Ethyl's annual meeting, which has been rescheduled for 11:00 a.m. on June 4, 2002.

Business Segments

Ethyl reports our business in two distinct segments: petroleum additives and tetraethyl lead. We divide our business this way due to the operational differences between the two business units. The petroleum additives business operates in a market that we actively review for opportunities, while TEL is a mature product marketed primarily through third-party agreements.

Petroleum Additives—Petroleum additives are used in lubricants or fuels and have many different applications. The petroleum additives market is highly competitive with three other major companies, as well as a number of other companies in the industry.

Lubricant additives are organic and synthetic chemical components that enhance wear protection, prevent deposits, and protect against the hostile operating environment of an engine, transmission, axle, hydraulic pump, or industrial machine. Our lubricant additives are used in oils, fluids, and greases. Ethyl additives are rigorously tested and designed to meet or exceed the most stringent oil industry, government, and original equipment manufacturer (OEM) specifications. We sell lubricant additives to major oil marketers and independent lubricant manufacturers around the world.

Lubricant additive technology applications include:

Driveline

- automatic transmission fluids
- automotive and commercial gear oils

Industrial

- hydraulic oils
- turbine oils
- slideway oils
- specialty lubricants

Engine Oil

- passenger car engine oils
- light and heavy duty diesel engine oils
- railroad and marine, medium-speed diesel engine oils

Fuel additives are chemical components that improve the refining process and performance of gasoline, diesel, and other fuels. Benefits of fuel additives in the refining process include reduced use of crude oil during refining and improved fuel storage properties. Fuel performance benefits include fuel ignition improvements, emissions reduction, and protection against deposits for fuel injectors, intake valves, and the combustion chamber. Ethyl fuel additives are also tested extensively and designed to meet stringent industry, government, and OEM requirements.

One of our most notable fuel additives is MMT® (MMT). Good science continues to support the many benefits of MMT, one of the most comprehensively tested fuel additives in history. MMT continues to gain support in new markets around the world. When used in the refinery process, MMT provides octane enhancement while reducing the amount of crude oil necessary to produce gasoline. When MMT is used in unleaded gasoline, it reduces tailpipe emissions of known contributors to urban smog.

Ethyl sells fuel additives worldwide to major fuel marketers and refiners, as well as independent terminals and other fuel blenders. Fuel additive applications include:

- gasolines
- diesel fuels
- aviation fuels
- racing fuels
- power generation fuels
- heating oils

Tetraethyl Lead—TEL is an octane enhancer used in gasoline. Ignition qualities and operating performance of gasoline improve with higher levels of octane. When introduced in the 1920s, TEL was used to prevent "engine knock," a condition of poor combustion timing causing loss of engine power. In the 1970s, automobile manufacturers began including emissions control technology in vehicles to comply with the Clean Air Act. When the surface metal of the catalytic converter in emissions control systems was deemed incompatible with lead, unleaded gasoline became the fuel standard in the United States with other countries following.

TEL is marketed to petroleum refiners, through our agreements with Octel and Alcor, in all world areas except for North America. We continue to sell and compete in North America.

We expect the market for TEL to decline at an average rate of about 15% annually. Ethyl's marketing agreements with Octel and Alcor help us manage this shrinking market by providing efficiencies of operation.

Raw Materials and Product Supply

We use a variety of raw materials in our manufacturing processes. Base oil, poly isobutylene, olefin copolymers, antioxidants, and alcohols are the most significant of these raw materials. Generally, we purchase major raw materials under long-term contracts with multi-source suppliers and believe the availability of the raw materials is sufficient for our operations. Certain products are obtained through single-source suppliers.

We have the following long-term agreements for finished products:

- DSM Copolymer, Inc. supplies olefin copolymer viscosity index improvers
- Octel supplies TEL
- Albemarle Corporation supplies MMT and antioxidants

The agreement with DSM Copolymer, Inc. was extended in March 2002 for an additional ten years.

Research, Development, and Testing

Ethyl's research, development, and testing (R&D) provides the basis for our global petroleum additives technology. Through product development and performance testing, Ethyl R&D provides our customers with technology and support to achieve desired product performance.

As we implemented the new petroleum additives business model, Ethyl reduced R&D expenditures from $73 million in 2000 to $58 million in 2001. Most of the reduction was related to development and testing of engine oil additive products to align our research effort with the new business model. In other product areas, our research and testing efforts are at similar or increased levels from 2000 as we remain committed to providing some of the most advanced products and comprehensive testing programs in the industry to support our customers worldwide. The 2001 total included $3.2 million related to the engine oil additives rationalization program.

Ethyl completed development of several new products during 2001 that either have been commercialized or are ready for commercialization in 2002. These include fuel economy improving factory fill gear oils; automatic transmission fluid additives aimed at automakers in North America, Europe, and Japan; additives for continuously variable transmission fluids; and a more cost effective gasoline detergent, as well as a more cost effective diesel detergent. We also developed viscosity index improvers; hydraulic fluid additives; tractor hydraulic fluid additives, and advanced low phosphorus passenger car engine oil additive technology.

Patents and Trademarks

Ethyl actively protects our inventions, new technologies, and product developments. We currently own approximately 700 issued United States and foreign patents, with a significant number of additional patents pending. Some of these patents are licensed to others. In addition, Ethyl has acquired the rights under patents and inventions of others through licenses. We believe our patent position is strong, aggressively managed, and sufficient for the conduct of our business.

Ethyl also has several hundred trademark registrations throughout the world for our marks including Ethyl®, MMT®, HiTEC®, and GREENBURN®, as well as pending trademark applications.

Commitment to Responsible Care®

We are committed to supporting the principles of the American Chemistry Council (ACC) Responsible Care program. As part of this commitment, we have established Responsible Care goals. These goals are worldwide in nature and are just a portion of the metrics we use to manage the environmental and safety aspects of our business. They are continuous and ongoing.

- Goal 1: We will have zero reportable spills involving Ethyl products and all chemicals Ethyl handles.

  In both 2001 and 2000, Ethyl had two spills that were reported since they were over the listed reportable quantities. The environmental impact of these spills was negligible.

- Goal 2: We will have zero reportable process safety incidents.

  Ethyl had no significant process safety incidents in 2001 and 2000. Significant process safety incidents are fires, explosions and toxic releases which result in a lost-time injury, off-site consequences, or greater than $25 thousand of damages.

- Goal 3: We will have zero recordable injuries.

  Ethyl's worldwide recordable rate for 2000 was 0.98 injuries per 200,000 manhours worked. In 2001 the recordable rate was 1.39 injuries per 200,000 manhours worked. We are not satisfied with the increase in 2001 and are committed to re-establishing our continuous progress toward zero injuries.

All of us at Ethyl are responsible for environmental and safety excellence, and we accept and demonstrate the type of leadership that will ensure the continued success of our efforts. Responsible Care is a way of life at Ethyl, enhancing operations, the way we work, and the relationships we maintain with our customers and our communities.

Environmental

Ethyl operates under policies that comply with federal, state, local, and foreign requirements regarding the handling, manufacture, and use of materials. One or more regulatory agencies may classify some of these materials as hazardous or toxic. We also comply with laws, regulations, statutes, and ordinances protecting the environment, including those related to the discharge of materials. We expect to continue to comply in every material respect.

We regularly review the status of significant existing or potential environmental issues. We accrue and expense our proportionate share of environmental remediation and monitoring costs in accordance with FASB Statement No. 5 and FASB Interpretation No. 14 as clarified by the American Institute of Certified Public Accountants Statement of Position 96-1. As necessary, we adjust our accruals based on additional information.

Total gross liabilities accrued at year-end for environmental remediation were $26 million for 2001 and $28 million for 2000. We recorded expected insurance reimbursement assets for these amounts of $6 million in 2001 and $5 million in 2000. As new technology becomes available, it may be possible to reduce accrued amounts. While we are currently fully accrued for known environmental issues, it is possible that unexpected future costs could have a significant impact.

Ethyl spent $12 million in 2001 for environmental operating and clean-up costs, excluding depreciation of previously capitalized expenditures. We spent $12.4 million in 2000 and $14 million in 1999. Of these amounts, the ongoing costs of operations were $11 million in 2001, $11.7 million in 2000, and $13 million in 1999. The balance represents clean-up, or remediation and monitoring costs. These environmental operating and clean-up expenses are included in cost of goods sold. In the next year, we expect environmental operating and remediation costs to be about the same as 2001.

On capital expenditures for pollution prevention and safety projects, we spent $2 million in 2001 and $3 million in both 2000 and 1999. Over the next few years, we expect capital expenditures to be about the same as 2001.

Our estimate of the effects of complying with governmental pollution prevention and safety regulations is subject to:

- Potential changes in applicable statutes and regulations
- Uncertainty as to the success of anticipated solutions to pollution problems
- Uncertainty as to whether additional expense may prove necessary
- Potential for emerging technology to affect remediation methods and reduce associated costs

Ethyl is subject to the federal Superfund law and similar state laws under which we may be designated as a potentially responsible party (PRP). As a PRP, we may be liable for a share of the costs associated with cleaning up hazardous waste sites.

In *de minimis* PRP matters and in some minor PRP matters, Ethyl generally negotiates a consent decree to pay an apportioned settlement. This relieves us of any further liability as a PRP, except for remote contingencies. Costs for a *de minimis* participant are less than $50,000. Costs for a minor participant are less than $300,000.

Most Superfund sites where we are a PRP represent environmental issues that are quite mature. The sites have been investigated, and in many cases, the remediation methodology, as well as the proportionate shares of each PRP have been established. The financial viability of the other PRPs is reasonably assured. Ethyl has previously accrued the estimated expense of the remediation and monitoring of these sites. Generally, remediation and monitoring will go on for an extended period.

During 2000, the Environmental Protection Agency (EPA) named Ethyl as a PRP under Superfund law for the clean-up of soil and groundwater contamination at the Sauget Area 2 Site in Sauget, Illinois. Without admitting any fact, responsibility, fault, or liability in connection with this site, Ethyl is participating with other PRPs in site investigations and feasibility studies. We are responsible for 6.47% of the study cost and have accrued for the estimated expenses. Because of the early stage, we cannot make a reasonable estimate of the total cost of Ethyl's share of responsibilities related to any site remediation or clean-up.

At another United States site, Ethyl and the other PRPs had previously appointed a management company to facilitate the remediation and monitoring of the site. During 2000, the management company informed us of a favorable change in the necessary work at the site. This change resulted in 30% lower costs in 2001 and should continue to result in significantly lower monitoring costs over the next 15 years.

Ethyl also owns several other environmental sites where we are in the process of remediation and monitoring. At our largest United States site, we have substantially completed remediation and will be monitoring the site for an extended period. In addition, we substantially completed dismantling and remediation on TEL bulk storage facilities in Europe and Singapore in 2001.

Segment Assets

The following table shows asset information by segment and the reconciliation to consolidated assets. Segment assets consist of accounts receivable, inventory, and long-lived assets. Long-lived assets include property, plant, and equipment, net of depreciation; intangible assets and prepayments for services, both net of amortization.

Segment Assets and Related Information

	2001	2000	1999
	(in millions of dollars)		
Segment assets			
Petroleum additives	**$477**	$ 579	$667
Tetraethyl lead	**95**	85	55
	572	664	722
Cash and cash equivalents	**12**	5	16
Restricted cash	**1**	1	—
Other accounts receivable	**12**	21	4
Deferred income taxes	**21**	8	13
Prepaid expenses	**3**	5	5
Prepaid pension cost	**26**	225	127
Other assets and deferred charges	**73**	73	104
Total assets	**$720**	$1,002	$991
Additions to long-lived assets			
Petroleum additives	**$ 11**	$ 15	$ 15
Tetraethyl lead (a)	**25**	39	—
Other long-lived assets	**1**	1	1
Total additions to long-lived assets	**$ 37**	$ 55	$ 16
Depreciation and amortization			
Petroleum additives (b)	**$ 86**	$ 54	$ 58
Tetraethyl lead (a)	**7**	8	2
Other long-lived assets	**7**	4	5
Total depreciation and amortization	**$100**	$ 66	$ 65

(a) The addition to TEL long-lived assets in 2001 and 2000 relate to the payment for services paid to Alcor. The amortization of the prepayment for services was $6 million in 2001 and $7 million in 2000.

(b) Depreciation and amortization includes $41 million of accelerated depreciation related to the engine oil additives rationalization in 2001.

Geographic Areas

Ethyl has operations in the United States, Europe, Asia, and Latin America, as well as in Australia and Canada. The economies are stable in most of the countries where we operate. In countries with more political or economic uncertainty, we generally minimize our risk of loss by utilizing U.S. dollar denominated transactions, letters of credit, and prepaid transactions. We have also participated in selective foreign currency forward contracts in past years. Our foreign customers mainly consist of financially viable government organizations and large companies.

The table below reports net sales and long-lived assets by geographic area. No transfers occurred between segments during the three years shown. Except for the United States and Canada, no country exceeded 10% of net sales. The United States was the only country that exceeded 10% of long-lived assets in any year. Ethyl allocated revenues to geographic areas based on the location to which the product was shipped. The reduction in net sales in the United States in 2001 is primarily the result of the loss of our engine oil additives position with three major customers, which is discussed more fully in Item 7.

Geographic Areas

	2001	2000	1999
	(in millions of dollars)		
Net Sales (a)			
United States	**$282**	$413	$410
Canada	**74**	72	65
Other foreign	**369**	359	395
Consolidated net sales	**$725**	$844	$870
Long-lived assets			
United States	**$264**	$333	$378
Foreign	**55**	77	54
Total long-lived assets	**$319**	$410	$432

(a) Certain amounts have been reclassified to conform to our current presentation.

ITEM 2. PROPERTIES

Ethyl's principal operating properties are shown below. Unless indicated, we own the research, development, and testing facilities and manufacturing properties, which primarily support the petroleum additives business segment.

Research, Development, and Testing

Ashland, Virginia *(leased)*
Bracknell, England
Richmond, Virginia
Tsukuba, Japan *(leased)*

Manufacturing

Feluy, Belgium
Houston, Texas *(also provides TEL storage and distribution)*
Natchez, Mississippi *(idled facility)*
Orangeburg, South Carolina *(idled facility, leased land)*
Port Arthur, Texas
Rio de Janeiro, Brazil
Sarnia, Ontario, Canada
Sauget, Illinois

We own our corporate headquarters located in Richmond, Virginia, and generally lease our regional and sales offices located in a number of areas around the world.

Production Capacity

We believe our plants and supply agreements are sufficient to meet expected sales levels. Operating rates of the plants vary with product mix and normal sales swings. Our facilities are well maintained and in good operating condition.

Under our supply optimization plan, Ethyl continuously evaluates production facilities. In February 2001, we announced a new business strategy related to our engine oil additives business (see Recent Developments). As part of this business plan, we idled engine oil additive units in our Houston, Texas plant and one of the units at our plant in Brazil. We also idled a smaller plant in Natchez, Mississippi. We evaluated all engine oil additive assets for impairment. The positive cash flows being generated by these assets continue to support their value on our balance sheet. The assets that were idled in 2001 were fully depreciated by their closure date.

During 2000, we permanently idled the facility in Orangeburg, South Carolina and wrote its value down to zero. We concluded that the market for the product that was produced at the facility had not grown as anticipated and that available supply and production facilities were adequate for demand of the product.

ITEM 3. LEGAL PROCEEDINGS

Ethyl was served as a defendant in two cases filed in the Circuit Court for Baltimore City, Maryland, on September 22, 1999. Both cases claim damages attributable to lead. The cases were *Cofield et al. v. Lead Industries Association, Inc., et al.* and *Smith et al. v. Lead Industries Association, Inc., et al. Cofield* is no longer a named plaintiff in the first case and the case is now identified as *Young. Young* seeks recovery for alleged property damage from lead paint, which Ethyl never produced or distributed. *Smith* is for alleged personal injuries for six children from lead exposure due to lead paint and dust from tailpipe emissions due to leaded gasoline. The Court dismissed the *Young* case in its entirety in December 2001 and dismissed Ethyl from the *Smith* case in February 2002. These decisions could be appealed by the plaintiffs. Ethyl has strong defenses and has vigorously defended the cases.

Ethyl and our subsidiaries are involved in other legal proceedings. These legal proceedings are incidental to our business and include administrative or judicial actions seeking remediation under environmental laws such as Superfund. These proceedings also include product liability cases, as well as premises asbestos cases.

While it is not possible to predict or determine the outcome of any legal proceedings, it is our opinion that Ethyl and our subsidiaries will not experience materially adverse effects on our results of operations or financial condition as a result of any pending or threatened proceeding.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no issues submitted to a vote of security holders during the fourth quarter of 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Ethyl's common stock is traded on the New York and Pacific stock exchanges under the symbol EY. A total of 400 million shares of common stock is authorized, of which 83,454,650 shares were outstanding as of December 31, 2001. The registered shareholders were 10,945 at December 31, 2001 and 11,654 at December 31, 2000.

The following table shows the high and low prices of our common stock each quarter, as well as the dividends declared. On July 27, 2000, the Board of Directors suspended our dividend.

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$ 2.44	$ 1.68	$1.68	$1.00
Low	$ .99	$ 1.12	$ .87	$ .55

	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$ 4.00	$ 3.69	$2.81	$2.00
Low	$ 2.69	$ 2.19	$1.44	$1.31
Dividends declared per share	$.0625	$.0625	$ —	$ —

ITEM 6. SELECTED FINANCIAL DATA

Ethyl Corporation & Subsidiaries

Five Year Summary

	2001	2000	1999	1998	1997
		Years Ended December 31 (in thousands except per-share amounts)			
Results of Operations					
Net sales (1)	**$ 724,462**	$ 843,575	$869,876	$1,001,091	$1,090,487
Costs and expenses (2)	**758,928**	827,240	815,042	898,669	950,563
TEL marketing agreements services	**36,571**	36,619	53,993	14,944	—
Special items (expense) income, net (2)(3)	**(114,016)**	76,009	7,200	4,885	—
Operating (loss) profit	**(111,911)**	128,963	116,027	122,251	139,924
Interest and financing expenses	**32,808**	36,075	35,506	40,409	25,668
Other (expense) income, net (4)	**(4,274)**	(2,793)	601	24,519	(4,274)
(Loss) income before income taxes	**(148,993)**	90,095	81,122	106,361	109,982
Income tax (benefit) expense	**(43,953)**	29,098	25,825	35,782	32,452
Net (loss) income	**$(105,040)**	$ 60,997	$ 55,297	$ 70,579	$ 77,530
Financial Position and Other Data					
Total assets	**$ 719,625**	$1,001,639	$991,380	$1,082,239	$1,080,472
Operations:					
Working capital	**$ 125,339**	$ 93,909	$161,766	$ 213,862	$ 218,686
Current ratio	**1.79 to 1**	1.46 to 1	1.80 to 1	2.20 to 1	2.21 to 1
Depreciation and amortization (2)	**$ 99,518**	$ 66,256	$ 65,125	$ 63,310	$ 61,752
Capital expenditures	**9,515**	13,828	13,793	22,738	43,496
Gross margin as a % of net sales (1)(2)	**12.9**	19.6	22.3	24.9	27.7
Research, development, and testing expenses (5)	**$ 57,607**	$ 72,941	$ 66,957	$ 67,363	$ 71,172
Total debt (6)	**335,957**	443,244	474,222	558,824	641,136
Common and other shareholders' equity (6)	**145,293**	259,413	215,209	187,002	144,598
Total debt as a % of total capitalization (6)	**69.8**	63.1	68.8	74.9	81.6
Net (loss) income as a % of average shareholders' equity	**(51.9)**	25.7	27.5	42.6	21.5
Common Stock					
Basic and diluted (loss) earnings per share (7)	**$ (1.26)**	$ .73	$ .66	$ .85	$ .71
Shares used to compute basic earnings per share	**83,455**	83,462	83,465	83,465	109,793
Shares used to compute diluted earnings per share	**83,455**	83,462	83,465	83,465	109,800
Cash dividends declared per share (8)	**$ —**	$ .125	$ .25	$ .25	$ .44
Equity per share (6)	**$ 1.74**	$ 3.11	$ 2.58	$ 2.24	$ 1.73

Notes to the Five Year Summary

(1) Freight costs have been reclassified from net sales to cost of sales for all periods presented. This reclassification amounted to $17 million for the first nine months of 2001, $23 million in 2000, $26 million in 1999, $27 million in 1998, and $27 million in 1997.

(2) Asset writedowns, severance, early retirement, and other costs related to the rationalization of our engine oil additives product lines were $76 million ($48 million after income taxes) for 2001. Costs and expenses were $47 million ($29 million after income taxes) and included $41 million related to the accelerated depreciation of certain engine oil additive assets and $6 million of other costs. Early retirement, severance, and related expenses amount to $29 million ($19 million after income taxes) and are included in special items (expense) income, net.

(3) In addition to the 2001 special items expense discussed above in Note (2), there was a recognition of a $62 million noncash loss ($43 million after income taxes) on the settlement of our pension liabilities related to the termination of our U.S. salaried pension plan. Also included was a $26 million charge ($26 million after income taxes) related to excise taxes on the pension reversion partially offset by a $3 million gain ($3 million after income taxes) on the sale of certain assets in Bracknell, England.

The special items in 2000 include a benefit of $81 million ($51 million after income taxes) related to settlements of certain pension contracts resulting in the recognition of noncash gains and a $4 million benefit ($3 million after income taxes) related to the demutualization of MetLife, Inc. These items were partially offset by an $8 million charge ($5 million after income taxes) for the write-off of plant assets and a $1.4 million special retirement charge ($900 thousand after income taxes). The special item in 1999 consists of a supply contract amendment of $7 million income ($4 million after income taxes). The special items in 1998 consist of a benefit of $9 million, net of related expenses, ($6 million after income taxes) due to a settlement with the Canadian government partially offset by a charge related to an enhanced retirement offer of $4 million ($3 million after income taxes).

(4) Other (expense) income, net in 2001 includes $3 million of expenses related to the refinancing of our debt. Also included is a net charge related to nonoperating assets of $3 million ($2 million after income taxes) resulting from impairment losses of $4 million partially offset by a gain on a sale of $1 million. Other (expense) income, net for 2000 includes a $3 million charge for our percentage share of losses in equity investments ($2 million after income taxes) offset by a $2 million gain ($1 million after income taxes) on the sale of a nonoperating asset. Other income for 1998 includes a $15 million gain on the sale of a nonoperating asset ($9 million after income taxes) and $8 million income related to the settlement of a federal income tax audit ($6 million after income taxes). Other expense for 1997 includes a charge related to nonoperating assets of about $6 million ($3 million after income taxes) resulting from impairment losses of $16 million offset by gains on sales of $10 million.

(5) Research and development expenses related to new products and processes were $33 million in 2001, $40 million in 2000, $41 million in 1999, $40 million in 1998, and $42 million in 1997.

(6) In 1997, total debt and total debt as a percentage of total capitalization, as well as the decrease in shareholders' equity and equity per share, reflect the effects of the stock buy-back that took place on October 2, 1997. Ethyl acquired about 35 million shares of our common stock in accordance with the stock buy-back offer. We financed the total transaction cost of about $329 million under our loan agreement. We base equity per share on the number of common shares outstanding at the end of each year.

(7) We restated the earnings per share figures and number of shares used to compute earnings per share in accordance with FASB Statement No. 128, adopted effective December 31, 1997.

(8) The decrease in cash dividends declared in 2001 and 2000 reflects the suspension of the dividend effective July 27, 2000. The decrease in cash dividends declared in 1998 reflects the reduction of the annual cash dividend rate to $.25 per share from $.50 per share effective for the dividend declared on October 30, 1997 and paid on January 1, 1998.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Comments

Some of the information presented constitutes forward-looking comments within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking comments may focus on future objectives or expectations about future performance and may include statements about trends or anticipated events.

Ethyl believes our forward-looking comments are based on reasonable expectations and assumptions, within the bounds of what we know about our business and operations. However, Ethyl offers no assurance that actual results will not differ materially from our expectations due to uncertainties and factors that are difficult to predict and beyond our control.

These factors include, but are not limited to, timing of sales orders, gain or loss of significant customers, competition from other manufacturers, a significant rise in interest rates, resolution of environmental liabilities, or changes in the demand for Ethyl's products. Other factors include significant changes in new product introduction, increases in product cost, the impact of fluctuations in foreign exchange rates on reported results of operations, changes in various markets, or the impact of consolidation of the petroleum additives industry.

RESULTS OF OPERATIONS

Net Sales

Consolidated net sales in 2001 reflected the transitions taking place in our engine oil additives business during the year. During 2000, the conditions in the engine oil additives business continued to erode to an extent that the return on our investment was unsatisfactory. In December 2000 we attempted to increase prices for this product line, but were unsuccessful. These were the factors for the loss of our engine oil additive position with three major customers. Those three customers were Equilon, Pennzoil-Quaker State, and Exxon Mobil Corporation.

Recovering from the loss of significant volumes early in 2001, we are making gains in our petroleum additives product lines and in most regions. It is the nature of the petroleum additives business that once new business is awarded, there can be a time lag before shipping begins. Even though we are making gains, weak margins in engine oils continue to hurt our results.

In 2000, net sales to each of the three customers of our petroleum additives segment whose engine oil business we lost exceeded 10% of total net sales. Equilon amounted to $112 million (13% of total net sales), Pennzoil-Quaker State also amounted to $112 million (13% of total net sales), and Exxon Mobil Corporation amounted to $95 million (11% of total net sales). These sales primarily represented engine oil products.

The petroleum additives segment reported net sales in 1999 of $121 million (14% of total net sales) to Equilon and $105 million (12% of total net sales) to Pennzoil-Quaker State.

No other customer accounted for over 10% of Ethyl's total net sales in any year.

Consolidated net sales for 2001 reflected the impact of the issues discussed above and were lower than both 2000 and 1999 as reflected in the following table. We reclassified previously reported net sales amounts for the first nine months of 2001, as well as the years 2000 and 1999 to comply with recent accounting guidance. There was no effect on net income as a result of these reclassifications. The net effect of the adoption was increased net sales, as well as increased cost of goods sold of $17 million for the first nine months of 2001, $23 million in 2000, and $26 million in 1999.

Net Sales By Segment

	2001	2000	1999
	(in millions of dollars)		
Petroleum additives	**$708**	$817	$844
Tetraethyl lead	**17**	27	26
Consolidated net sales	**$725**	$844	$870

Petroleum Additives—While our petroleum additives sales, excluding engine oil additives, improved over 2000, the loss of the high volume engine oil customers discussed above resulted in overall sales being 13% lower than 2000 and 16% lower than 1999. We had substantially completed shipments of engine oil additives to these customers by the end of the second quarter 2001.

The reduction in net sales from 2000 reflects lower shipments resulting in an unfavorable impact of $127 million. The impact of lower volumes was partly offset by a very modest overall improvement in selling prices which, including some benefit of product mix, increased net sales in 2001 by only $18 million.

Shipments were also lower when compared to 1999 causing an unfavorable impact of $164 million on net sales. A modest increase in selling prices only partially offset the impact of the volumes by increasing net sales $28 million when compared to 1999.

Tetraethyl Lead—Most of the TEL marketing activity is through the agreements with Octel and Alcor, under which we do not record the sales transactions. Therefore, TEL net sales reflected in the table above are those made by Ethyl in areas not covered by the agreements, as well as sales made to Octel under the terms of the agreements.

TEL net sales were down in 2001 when compared to both 2000 and 1999. Sales to Octel were down $6 million when compared to 2000 and $1 million when compared to 1999. During the first quarter 2001, Octel purchased substantially all of the remaining inventory they are required to purchase from Ethyl under the agreements. The decrease in TEL sales, excluding Octel, reflects the expected and continuing market decline. Because of the anticipated continued market decline, we expect net sales next year to be lower than 2001.

Segment Operating (Loss) Profit

Ethyl evaluates the performance of petroleum additives and TEL based on segment operating profit. Corporate departments and other expenses outside the control of the segment manager are not allocated to segment operating profit. Depreciation on segment property, plant, and equipment, and amortization of segment intangible assets and the prepayments for services are included in the operating profit of each segment.

The table below reports operating (loss) profit by segment, as well as a reconciliation to (loss) income before income taxes for the last three years.

Segment Operating (Loss) Profit

	2001	2000	1999
	(in millions of dollars)		
Petroleum additives before nonrecurring items	**$ 36**	$ 33	$ 78
Nonrecurring items	**(72)**	(8)	7
Petroleum additives	**(36)**	25	85
Tetraethyl lead	**32**	39	48
Segment operating (loss) profit	**(4)**	64	133
Corporate general and administrative expense	**(19)**	(26)	(24)
Interest expense	**(33)**	(36)	(35)
Pension contract settlements	**(88)**	81	—
Other (expense) income, net	**(5)**	7	7
(Loss) income before income taxes	**$(149)**	$ 90	$ 81

Petroleum Additives—Petroleum additives operating profit, excluding nonrecurring charges, improved to $36 million in 2001. This represents an improvement of 13% from year 2000 operating profit on the same basis. Compared with 1999 earnings of $78 million, excluding nonrecurring items, current year results were 54% lower.

When compared to 2000, our operating profit, excluding nonrecurring items, reflected improved operating results in our overall petroleum additives business. We also benefited from our cost reduction initiatives, which resulted in lower selling, general, and administrative expenses (SG&A), as well as reduced costs for research, development, and testing. There was also a modest improvement in overall selling prices, and while average raw material cost for 2001 was higher than 2000, during the fourth quarter we did begin to realize the benefit of lower raw material costs. Offsetting the overall improvement in earnings on this basis is the continuing adverse industry conditions in the engine oil additives market and weak margins, which continues to negatively impact our results. Foreign exchange was also unfavorable.

When compared to 1999, the lower profits in 2001 resulted from significantly lower shipments and higher raw material costs. Partially offsetting the impact of these, were higher selling prices, lower SG&A, and lower R&D.

Total R&D expenses, excluding the nonrecurring engine oils rationalization charges, were $54 million in 2001, $73 million in 2000, and $67 million in 1999. The decrease in R&D expenses reflects the benefit of our cost reduction initiative undertaken as part of the engine oil additives rationalization. This included the consolidation of more of the R&D activities into our facilities in Richmond, Virginia, which improved efficiencies of operation. In addition, staff reductions, as well as performing internally more testing which previously had been done by external labs, has contributed to the significantly lower R&D expenses. Finally, in 2000 we completed a significant portion of the testing related to certain additive product specifications. R&D related to new products and processes was $33 million in 2001, $40 million in 2000, and $41 million in 1999. All of our R&D expenses were related to petroleum additives.

SG&A decreased $5 million or 10% from 2000 and $4 million or 8% from 1999 levels. As a percentage of net sales, SG&A combined with R&D expenses were 14.7% in 2001, 15.7% in 2000, and 14.3% in 1999. The decrease primarily reflects the effect of lower SG&A and R&D expenses due to the impact of the cost reduction program.

The nonrecurring charge of $72 million in 2001 was for costs related to the rationalization of our engine oil additives business of $75.5 million, which was partially offset by a $3 million gain on the sale of certain Bracknell, England assets. In 2000, petroleum additives operating profit included a nonrecurring charge of

$8 million for the write-off of an idled manufacturing facility. This write-off was part of an ongoing plant rationalization effort and improved the petroleum additives cost structure. A nonrecurring benefit of $7 million from a supply contract amendment is included in 1999.

Tetraethyl Lead—Operating profit for TEL was on target for the year. The operating profit contribution from our marketing agreements of about $37 million was even with last year, but down compared to the $54 million operating profit in 1999. While volumes have decreased as expected in the three-year period, selling prices have improved and certain costs have been reduced.

The TEL operating profit includes our operations and the costs of certain facilities that are not a part of the marketing agreements.

The TEL operations for 2001, excluding the marketing agreements, were unfavorable compared to last year and slightly favorable to 1999 results. The year 2000 results benefited from the sale of TEL to Octel for use under the terms of the marketing agreements. These operations also included benefits of $1 million in 2001, $2 million in 2000, and $900 thousand in 1999 from the liquidation of last-in first-out (LIFO) inventory.

In total, TEL operating profit decreased 18% when compared to 2000 and 33% when compared to 1999.

The following discussion references certain captions on the Consolidated Statements of Income on page 26 of this Form 10-K.

Special Items (Expense) Income, Net

Special items (expense) income, net totaled $114 million expense in 2001 and included pension-related charges and engine oil additives rationalization charges which were partially offset by the $3 million gain on the sale of some of the assets in Bracknell, England. The termination of our U.S. salaried pension plan and the subsequent settlement of the pension contracts resulted in a noncash charge of $62 million. The excise tax on the reversion of the pension assets was $26 million. Severance, early retirement, and other expenses amounted to $29 million.

There were $46.5 million engine oil additives-related costs not included in special items of which we reported $43 million in cost of goods sold; $3.2 million in research, development, and testing expenses; and $300 thousand in selling, general, and administrative expenses.

Special items income, net totaled $76 million in 2000. Settlements of pension contracts resulted in the recognition of noncash gains of $81 million. In addition, the demutualization of MetLife, Inc. resulted in $4 million income. These were partly offset by an $8 million charge for the write-off of the idled Orangeburg manufacturing facility in petroleum additives and a special retirement charge of $1 million.

The special item of $7 million income in 1999 was for a supply contract amendment in petroleum additives.

Interest and Financing Expenses

Interest and financing expenses were $33 million in 2001, $36 million in 2000, and $35 million in 1999. Compared to 2000, lower average debt outstanding resulted in a reduction of $6 million, while lower average interest rates resulted in a reduction of $2 million. Partially offsetting these were higher amortization of financing costs and fees of $5 million. Compared to 1999, lower debt outstanding resulted in a $9 million decrease in expense in 2001, which was partially offset by a higher effective interest rate amounting to a $2 million impact. Fees and amortization of financing costs were $5 million higher in 2001 than in 1999.

Interest costs under the credit facility are based on market rates plus a premium. While the premium charged under our credit facility entered in April 2001 is higher than was charged under our previous facility, the reductions in the market rates resulted in our interest and financing costs being lower than if market rates had remained unchanged. In addition, interest and financing costs have decreased due to the significant reduction in outstanding debt. If market rates begin to increase, our interest and financing costs will also rise on the remaining debt.

Other (Expense) Income, Net

Other expense, net for 2001 was $4 million and included expenses of $2.6 million related to the refinancing of our debt, as well as $2 million for our percentage share of losses in equity investments. Also included is a loss on impairments of nonoperating assets of $4 million, which was partially offset by a gain of $1 million on the sale of a nonoperating asset.

The $1 million gain in 2001 on the sale of a nonoperating asset was for the sale of certain real and personal property in King William, Virginia, to Old Town, LLC (Old Town). Old Town is a separate legal entity organized by members of the Gottwald family. The property was sold for its appraised value of $2.9 million. We continue to manage the property for Old Town.

Other expense, net for 2000 was $3 million. The 2000 total included $3 million for our percentage share of losses in equity investments, which was partially offset by a $2 million gain on the sale of nonoperating assets.

Other income, net totaled $600 thousand in 1999.

Income Taxes

Income taxes were a benefit of $44 million in 2001 and expense of $29 million in 2000 and $26 million in 1999. The change in our (loss) income before income taxes resulted in $77 million of the decrease in income taxes. This was partially offset $4 million by the effect of a lower effective income tax rate in 2001. The effective tax rate was 29.5% in 2001 and 32.3% in 2000. The lower effective income tax rate on the 2001 loss primarily reflects the nondeductible excise tax on the reversion of pension assets. The rate for 2000 reflected the recognition of certain income tax benefits.

In comparison to 1999, the decrease in our (loss) income before taxes contributed $73 million to the reduction in income taxes. This was partially offset by $3 million as the result of a lower effective income tax rate in 2001. The effective tax rate in 1999 was 31.8% and included the recognition of certain income tax benefits.

While our deferred taxes are in a net asset position, we believe that we will recover the full benefit of our deferred tax assets. See Note 19 in the Notes to Consolidated Financial Statements for details on income taxes.

Net (Loss) Income

The net loss was $105 million ($1.26 per share) in 2001. Net income was $61 million ($.73 per share) in 2000 and $55 million ($.66 per share) in 1999. Included in net (loss) income were nonrecurring charges, net totaling $115 million ($1.38 per share) in 2001. Nonrecurring income, net totaled $52 million ($.63 per share) in 2000 and $4 million ($.05 per share) in 1999. Excluding the nonrecurring items, net income was $10 million ($.12 per share) in 2001, $9 million ($.10 per share) in 2000, and $51 million ($.61 per share) in 1999.

Included in our 2001 results is a decrease of $7 million in corporate general and administrative expenses from 2000 levels and $5 million from 1999. The year 2001 also included pension income (before income taxes and excluding terminations and settlements) of $4 million as compared to $13 million in 2000 and $15 million in 1999. The significant reduction in noncash pension income from prior year levels is the result of a lower surplus in the new pension plan than that in the terminated plan.

CASH FLOWS DISCUSSION

We generated cash from operating activities of $126 million in 2001, as compared to $89 million in 2000 and $128 million in 1999. The cash flows from operating activities in 2001 included the net cash benefit of $54 million from the asset reversion of one of our pension plans. In 2001, we combined the cash from operating activities, as well as $11 million from the sale of certain assets to primarily make a net repayment on debt of $107 million, to pay $12 million in debt issuance costs, to fund capital expenditures of $10 million, and to increase cash and cash equivalents on hand by $8 million. We also funded a payment of TEL marketing agreement services of $2.5 million.

In 2000, we used the cash from operating activities, as well as cash-on-hand of $11 million and other proceeds of $3 million to fund the prepayment of TEL marketing agreement services of $39 million and pay dividends of $16 million. In addition, we funded capital expenditures of $14 million, reduced long-term debt $32 million, and spent $4 million on an equity investment.

In 1999, we used the cash from operating activities to repay $86 million of long-term debt, pay dividends of $21 million, fund $14 million of capital expenditures, and increase our cash balance $7 million.

Cash dividends paid per common share were $0.1875 in 2000 and $0.25 in 1999. The reduction in dividends paid in 2000 is the result of the suspension of our dividend. The Board of Directors took this action on July 27, 2000 to improve our cash flow.

Ethyl expects that cash from operations will continue to be sufficient to cover our operating expenses.

Depreciation and amortization in the Consolidated Statements of Cash Flows for 2001 includes accelerated depreciation of $41 million due to the shortened lives of certain engine oil assets.

FINANCIAL POSITION AND LIQUIDITY

In the year 2001, we had three primary goals. These goals were profitable growth, debt reduction and ongoing cost management. Solid progress was made toward each of these goals. Improved earnings, excluding nonrecurring items, was a result of continuing to offer high quality goods and services to our customers through the dedicated efforts of our employees, as well as the benefits of our aggressive debt reduction and cost reduction programs.

The major restructuring from early 2001 has given us a more competitive cost structure. We made a significant reduction in debt in 2001 amounting to $107 million and expect to make a further net reduction in debt of approximately $40 million in 2002.

We believe the initiatives on which we are focused will continue to improve our profitability. While 2001 was a difficult year for our company, we enter 2002 in a better position. The future still remains a challenge as the petroleum additives market remains highly competitive and the engine oils market continues to reflect weak margins. Our TEL outlook is more secure as our marketing agreements maximize our earnings and cash flows in the declining market.

In March 2002, we entered into the Fourth Amendment to Amended and Restated Credit Agreement (the New Credit Facility) with our lenders. The New Credit Facility includes the following key provisions:

- A revolving line of credit of $146 million, including a letter of credit sub-facility of $55 million.
- A balance on the term loan of $45 million. The repayment schedule is $5 million at both May 31 and September 30, 2002. Payments of $10 million are due at August 31 and November 30, 2002, as well as at February 28, 2003. The balance is due on March 31, 2003.

- The outstanding amount on the new term loan is $205 million, which is due in full on March 31, 2003.
- The maturity date is extended to March 31, 2003 with all unpaid balances being due on that date. The maturity date may be extended to March 31, 2004 if certain conditions are met.
- Interest rates increased and are based on a premium to variable base rates. The initial premium is 325 to 425 basis points, depending on the type of borrowing. The premium will be reduced if certain criteria are met.
- Substantially all of our assets in the United States are collateralized.
- Mandatory prepayments are required for excess cash flow, asset dispositions, debt and equity issuances, all tax refunds, and certain other funds received.
- Covenants include minimum EBITDA, minimum interest coverage ratio, and maximum leverage coverage ratio, among others.
- The payment of dividends is not permitted.
- Investments and capital expenditures are limited. The capital expenditures limitation does not conflict with our current capital plan.

While the New Credit Facility does provide for an extension through March 31, 2004, our current forecast of operating earnings alone would not achieve the extension conditions. We are pursuing certain strategic initiatives, which if completed, would cause us to achieve the additional extension through March 31, 2004. The completion of these initiatives cannot be assured. If the extension is not achieved, we plan to enter into negotiations with our lenders in the second half of 2002 to further extend our borrowing facilities. Consequently, borrowings under the New Credit Facility will be reflected as current liabilities beginning in the first quarter of 2002 until such time as the extension conditions are achieved or alternative longer-term borrowing facilities are secured.

On February 1, 2002, Bruce C. Gottwald made a loan to Ethyl in the amount of $18.6 million. The loan is for three years at an interest rate of 8.5%. Interest payments are due monthly during the term of the loan, with the principal amount coming due at maturity. We used the proceeds of the loan to pay down existing bank debt. The loan is nonrecourse to Ethyl and is collateralized by a first deed of trust on the three buildings at 330 South Fourth Street, Richmond, Virginia, that are our principal offices. An independent appraiser valued the three buildings at $18.6 million. We have a "put" right at the end of the loan term under which we can convey the property to the lender in satisfaction of the debt. If we fail to pay the loan at maturity, the lender has a "call" right at the end of the loan term under which he can require us to convey the property to him in satisfaction of the debt.

We continue to make debt repayment a high priority so that we will have more flexibility in the future. Our cash flows from operations remain strong and we will continue to minimize working capital requirements as well as sell nonstrategic assets when possible.

We believe our new business model will continue to improve our profits and financial position and that it will enable us to comply with the terms of the New Credit Facility. While we believe our plan is sound, and we are making good progress, the possibility exists that unforeseen events, significantly higher interest rates, adverse business conditions, or a combination of these factors could prevent us from meeting certain financial covenants.

Should unforeseen events or conditions restrict us from meeting our targeted operating results, we believe we could pursue alternative plans such as additional asset sales, deferrals of capital expenditures, or other options that might be available. In the event we may not be in compliance with the debt covenants at some future date, we would pursue various alternative possibilities including, among other things, the refinancing of debt or obtaining covenant amendments or waivers. We believe we could successfully complete alternative arrangements, if necessary. However, there can be no assurance that such alternatives would be available or that we would be successful in their implementation.

Cash

At December 31, 2001, Ethyl had cash and cash equivalents of $12 million as compared to $4 million at the end of 2000.

We also had restricted cash of $1 million at both year-end 2001 and 2000. This was a portion of the funds we received from the demutualization of MetLife, Inc. in 2000. Ethyl is using this cash to offset the employee portion of retiree health benefit costs.

Debt

In 2001, our $107 million debt repayment included $97 million on the term loan, $24 million on the new term loan, and $7 million on medium-term notes. These payments were partially offset by an increase of $21 million on our revolving credit agreement.

In 2000, Ethyl reduced debt by $32 million, excluding the addition of a $1 million capital lease commitment. The net reduction in debt included payments of $60 million on the term loan and $7 million on the medium term notes. These payments were partially offset by a net increase of $35 million on our revolving credit agreement.

As a percentage of total capitalization, Ethyl's total debt increased from 63.1% at the end of 2000 to 69.8% at the end of 2001. This increase reflects the result of the special charges associated with the engine oil additives rationalization, as well as the one-time charges related to the pension termination. These items substantially reduced equity resulting in the lower debt outstanding still representing a higher percentage of capitalization than at December 31, 2000. Normally, we repay long-term debt with cash from operations as well as with proceeds from occasional sales of business units, plant sites, or other assets.

Working Capital

At December 31, 2001, we had working capital of $125 million, resulting in a current ratio of 1.79 to 1. Our working capital at year-end 2000 was $94 million resulting in a current ratio of 1.46 to 1. The change in working capital was primarily the result of a reduction in the current portion of long-term debt, as well as an increase in cash. Decreases in inventories and accounts receivable, as well as an increase in a liability under the TEL marketing agreements partially offset these.

Capital Expenditures

We expect capital expenditures will be about $14 million in 2002. Capital spending for environmental and safety projects will be about the same as 2001. Ethyl will continue to finance capital spending through cash provided from operations.

Commitments

The table below shows our year-end contractual obligations, excluding long-term debt, by year due.

	Payments Due by Period (in millions)			
Contractual Obligations	**Total**	**2002**	**2003**	**After 2003**
Operating and Capital Lease Obligations	$41	$14	$ 9	$18
Unconditional Purchase Obligations—Property and Equipment	1	1	—	—
TEL Marketing Agreement Payments (due if certain conditions are met)	22	22	—	—

We have a commitment to pay up to $22 million under the TEL marketing agreements. These payments are discussed more fully in Note 3. In addition, we have contractual obligations for the construction of assets, as well as purchases of property and equipment of $1 million related to petroleum additives. Our lease commitments are shown in Notes 12 and 16.

Under the TEL Marketing Agreements, we are required to provide approximately one-third of the cost of product sold to customers in the territory from our inventory or provide an equivalent dollar value. The value of our available inventory fell below the requirement at year-end 2000 and was substantially depleted at year-end 2001 as it was utilized for sales under the agreements. The dollar value requirement was $14 million at December 31, 2001 and $16 million at December 31, 2000. We now cover this requirement to the marketing agreement through the value of the receivable from Octel. The receivable is being paid to Ethyl as the requirement decreases and will be paid in full at the end of the agreement. These amounts have been recorded in other assets and deferred charges.

Pension Plan

At December 31, 2000, we terminated an overfunded U.S. salaried employee pension plan. Ethyl received regulatory approval for the plan termination in the second quarter 2001. The proceeds from the terminated plan amounted to $179 million. After fully funding a new pension plan for U.S. salaried employees which has comparable provisions and benefit formula, we received $131 million in the third quarter 2001 which represented the reversion of pension assets. The reversion amount was subject to the usual corporate income taxes, as well as a 20% federal excise tax. Total federal income, state income, and excise taxes amounted to $77 million. Most of these taxes were paid in the second half of 2001. The net cash received, after taxes, was $54 million and was used to pay down our debt. In 2001 and future years, Ethyl will report noncash pension expense, since the amount of surplus in the new pension plan will be less than that in the terminated plan.

RELATED PARTY TRANSACTIONS

Bruce C. Gottwald, our Chairman of the Board, loaned Ethyl Corporation $18.6 million on February 1, 2002. The loan is for three years at an interest rate of 8.5%. Further details of this agreement are included under the heading "Financial Position and Liquidity."

Ethyl and Albemarle Corporation (Albemarle) have agreements to coordinate certain facilities and services, including the production of MMT. In connection with these agreements, Albemarle billed us approximately $24 million in 2001, $28 million in 2000, and $29 million in 1999. In addition, the two companies have agreements that describe the conditions under which Albemarle must reimburse Ethyl for tax liabilities. Generally, Albemarle is responsible for tax exposures related to its operations before February 28, 1994. We believe that Albemarle has the ability and intent to comply with this indemnification agreement.

During 2001, Ethyl sold certain real and personal property in King William, Virginia, to Old Town, LLC (Old Town). Old Town is a separate legal entity organized by members of the Gottwald family. The property was sold for its appraised value of $2.9 million. We continue to manage the property for Old Town.

BUSINESS MODEL

During 2000, the conditions in the engine oil additives business had eroded to an extent that the return on our investment was unsatisfactory. In December 2000 we attempted to increase prices for this product line, but were unsuccessful. This was a factor in the loss of business with three major customers that represented a significant portion of our engine oil additives business.

In an effort to improve profitability, we announced in February 2001 and have implemented a new business model for petroleum additives. We will continue offering chemical technology solutions and systems for fuels, refinery operations, driveline and industrial lubricants, engine oils, and other formulations, applying our resources in a way that is consistent with our new strategy. The model also included the idling of production and research facilities, as well as a workforce reduction. Our cost reduction and restructuring efforts are now essentially complete.

The engine oil additives production facilities that were indefinitely idled during the second quarter 2001 included a small plant in Natchez, Mississippi and portions of the plants in Houston, Texas and Rio de Janeiro, Brazil. We consolidated production in other plants. We have also consolidated certain research and testing activities from our Bracknell, England facility to our facilities located in Richmond, Virginia, and have reduced research on products where the market does not provide an adequate return on investment.

In the first quarter 2001, we evaluated all engine oil additives assets for impairment. We considered if the indefinitely idled assets were impaired and concluded that these assets should be depreciated over the remaining useful lives through the anticipated closure dates in the second quarter 2001.

We also evaluated the related intangible assets that had a book value of approximately $76 million at March 31, 2001. We determined that the positive cash flows generated by these assets continue to support their value on our balance sheet. We performed the same evaluation at December 31, 2001 when the intangible assets had a book value of $69 million and determined at year-end 2001 that the values reflected on our balance sheet were appropriate.

As part of the workforce reduction, we announced an involuntary severance program that resulted in a reduction of 322 positions. Included were staff at the engine oil additives plants being indefinitely idled, staff at our Bracknell and Richmond research facilities, and corporate staff. We also announced a voluntary early retirement program for most domestic salaried employees over age 52. The involuntary severance program included 101 employees who were eligible for early retirement. Thirty-two additional employees, whose positions were not eliminated, voluntarily retired. Of the 354 employees who were involuntarily severed or voluntarily retired, 133 positions were in manufacturing, 115 were in research and testing, and 106 were administrative positions. Most of the nonmanufacturing terminations were effective April 30, 2001; however, some occurred later in the second and third quarters. For the year 2001, we paid $9 million for costs related to the employees who were terminated during the year, as well as other shutdown costs.

For the year 2001, charges for the engine oil additives rationalization program were $76 million. Early retirement charges were $23 million, while severance and other related expenses amounted to $6 million. Accelerated depreciation was $41 million, shutdown costs were $4 million, and other costs were $2 million. Of these costs, we reported $29 million of severance, early retirement, and other related expenses as a special item. Cost of goods sold included $43 million; selling, general, and administrative expenses included $300 thousand; and research, development, and testing expenses included $3.2 million.

At December 31, 2001, the remaining balance in accrued expenses was $2 million for shutdown and other expenses. The early retirement reserve will be paid out over an extended period for pension and post-retirement benefits.

The initiatives we have taken have already begun to improve our profitability. While the petroleum additive market remains highly competitive, we have met the challenges of 2001 and begin 2002 in a better position to compete than the past year.

CRITICAL ACCOUNTING POLICIES

It is our goal to clearly present our financial information in a manner that enhances the understanding of Ethyl Corporation's sources of earnings and our financial condition. We do this by including the information required by the Securities and Exchange Commission, as well as additional information that gives further insight into our financial operations.

Our financial report includes a discussion of our accounting principles, as well as methods and estimates used in the preparation of our financial statements. We believe these discussions and statements fairly represent the financial position and operating results of our company. The purpose of this portion of our discussion is to further emphasize some of the more critical areas where a significant change in facts and circumstances in our operating and financial environment might cause a change in reported financial results..

As discussed in various sections of our report, we have made certain payments related to our TEL marketing agreements and will make additional payments of $22 million in 2002. The unamortized total, including the payments being made in 2002, is $50 million. We are amortizing these costs on an accelerated method using a declining balance method over the life of the contracts. We feel this is the appropriate methodology and time period for this amortization based on the facts and circumstances of our TEL operations and the estimated product life of TEL. If conditions change that cause a shorter product life or other restrictions outside of our control, the amortization period would have to be adjusted accordingly. While we feel the basis being used is appropriate, we continue to keep our accounting for this issue current with the business conditions.

We also have certain identifiable intangibles amounting to $69 million at year-end 2001 that are discussed in Note 10 of this report. These intangibles relate to our petroleum additives business and are being amortized over periods with up to fourteen years of remaining life. We continue to assess the market related to these intangibles, as well as their specific values, and conclude the amortization periods and values are appropriate. We also evaluate these intangibles for any potential impairment. These evaluations continue to support the value at which these identifiable intangibles are carried on our financial statements. However, if conditions were to substantially deteriorate in this market, it could possibly cause a reduction in the periods of this amortization charge or could possibly result in a noncash write-off of a portion of the intangibles' carrying value. While we do not anticipate such a change in the market conditions, this disclosure is provided to enhance the understanding of the factors involved.

We have made disclosure of our environmental issues in Part I, Item I of this report, as well as in the Notes to Consolidated Financial Statements. We feel our environmental accruals are appropriate for the exposures and regulatory guidelines under which we currently operate. While we currently do not anticipate significant changes to the many factors that could impact our environmental requirements, we continue to keep our accruals consistent with these requirements as they change.

Also, as noted in the discussion of Legal Proceedings in Item 3, while it is not possible to predict or determine the outcome of any legal proceeding, it is our opinion that we will not experience materially adverse effects on our results of operations or financial condition as a result of any pending or threatened proceeding.

We believe the preceding discussion of some of the more critical accounting policies and assumptions will enhance the understanding of certain issues related to our efforts to provide an informative financial report.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (FASB) issued four new Statements of Financial Accounting Standards (SFAS) during 2001.

SFAS 141 "Business Combinations", issued in July 2001, requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The pooling-of-interests method of accounting is no longer allowed. We do not expect this statement to have a significant impact on Ethyl's financial statements.

SFAS 142 "Goodwill and Other Intangible Assets", issued in July 2001, is effective for fiscal years beginning after December 15, 2001. The statement eliminates the amortization of goodwill as of January 1, 2002.

In addition, the statement no longer requires that intangibles be amortized if the life of the intangible is determined to be indefinite. Further, goodwill and intangibles will be reviewed at least annually for possible impairment. We will discontinue goodwill amortization on December 31, 2001 leaving us with a balance of $3 million. We are currently evaluating the full impact of this statement.

SFAS 143 "Accounting for Asset Retirement Obligations" was issued in August 2001. This statement addresses the obligations and asset retirement costs associated with the retirement of tangible long-lived assets. It requires that the fair value of the liability for an asset retirement obligation be recorded when incurred instead of over the life of the asset. The asset retirement costs must be capitalized as part of the carrying value of the long-lived asset. If the liability is settled for an amount other than the recorded balance, either a gain or loss will be recognized at settlement. This statement is effective for fiscal years beginning after June 15, 2002. We have not completed the necessary analysis, and therefore, cannot yet assess the potential impact on our financial statements.

SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001 and is effective for fiscal years beginning after December 15, 2001. While this statement supercedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", SFAS 144 retains the framework established in SFAS 121 and addresses implementation issues. SFAS 144 also supercedes Accounting Principles Board Opinion Number 30 "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business" and addresses the accounting for disposal of long-lived assets of a discontinued operation. Generally, SFAS 144 requires that impaired assets or assets to be disposed of, whether reported in continuing operations or discontinued operations, be recorded at the lower of carrying amount or fair value less cost to sell. We are currently evaluating the impact of this statement.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Ethyl is exposed to many market risk factors including fluctuations in interest and foreign currency rates, as well as changes in the cost of raw materials and marketable security prices. These risk factors may affect our results of operations, cash flows, and financial position.

We manage these risks through regular operating and financing methods, including the use of derivative financial instruments. When we have had derivative instruments, they have been with major financial institutions and were not for speculative or trading purposes. Also, as part of our financial risk management, we regularly review significant contracts for embedded derivatives. Based on our review, we have no contracts with a built-in derivative.

The following analysis presents the effect on Ethyl's earnings, cash flows, and financial position as if the hypothetical changes in market risk factors occurred at year-end 2001, 2000, and 1999. We analyzed only the potential impacts of our hypothetical assumptions. This analysis does not consider other possible effects that could impact our business.

Interest Rate Risk

At year-end 2001, we had $336 million of debt with $330 million of that total at variable interest rates. Holding all other variables constant, if our weighted-average interest rates hypothetically increased 10% (approximately 70 basis points), the effect on our earnings and cash flows would be higher interest expense of $2.5 million.

At the end of 2000, $430 million of our $443 million total debt was at variable rates. At December 31, 1999, we had $474 million of total debt and $455 million at variable rates. A hypothetical 10% increase in our weighted-average interest rates in either year would have resulted in $3 million higher interest expense in that year.

A hypothetical 10% decrease in interest rates, holding all other variables constant, would not materially affect the fair value of outstanding debt at year-end 2001, 2000, or 1999.

Foreign Currency Risk

Ethyl sells to customers in foreign markets through our foreign operations, as well as through export sales from our plants in the U.S. These transactions are often denominated in currencies other than the U.S. dollar. Our primary currency exposures are the Euro, Japanese Yen, Canadian Dollar, and British Pound Sterling.

In the past, we minimized our foreign currency risk by matching cash flow exposures in major currencies. However, as we consolidated manufacturing operations, that became more difficult. Therefore, Ethyl sometimes enters forward contracts to minimize the risk of foreign currency denominated sales. We did not enter into forward contracts during 2001. At December 31, 2000, we did not have any outstanding forward contracts.

At year-end 1999, we had a series of Japanese Yen forward sale contracts for $24 million to minimize currency exposure from expected cash flows from foreign operations. The contracts all had maturity dates in 2000. With all other variables held constant, a hypothetical 10% adverse change in the December 31, 1999 forward Yen rates would have resulted in about a $3 million negative impact in the value of our forward contracts.

Raw Material Price Risk

Ethyl is exposed to the risk of increasing raw material prices. When raw material prices increase, we attempt to recover these costs by increasing selling prices. However, if increases in raw material costs outpace the increase in selling price, these costs will have a negative effect on operating profit.

Marketable Security Price Risk

The fair value of our marketable securities at December 31, 2001 was $14 million. The estimated loss in the fair value of these securities from a hypothetical 10% decrease in price is $1 million.

At December 31, 2000, we recorded our marketable securities at a fair value of $26 million, including net unrealized gains of $5 million. The estimated loss in the fair value resulting from a hypothetical 10% decrease in price would have been $3 million.

At year-end 1999, our marketable securities had a fair value of $20 million including net unrealized gains of $4 million. The estimated loss in the fair value of these securities due to a hypothetical 10% decrease in the price would have been $2 million.

Since the securities are classified as "available for sale," adjustments to fair value of a temporary nature are reported in accumulated other comprehensive loss, and would not impact our results of operations or cash flows until such time as the securities are sold or determined to be permanently impaired.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Ethyl Corporation & Subsidiaries

Consolidated Statements of Income

	Years Ended December 31		
	2001	**2000**	**1999**
	(in thousands except per-share amounts)		
Net sales	**$ 724,462**	$843,575	$869,876
Cost of goods sold	**631,133**	678,423	675,459
Gross profit	**93,329**	165,152	194,417
TEL marketing agreements services	**36,571**	36,619	53,993
Selling, general, and administrative expenses	**70,188**	75,876	72,626
Research, development, and testing expenses	**57,607**	72,941	66,957
Special items (expense) income, net	**(114,016)**	76,009	7,200
Operating (loss) profit	**(111,911)**	128,963	116,027
Interest and financing expenses	**32,808**	36,075	35,506
Other (expense) income, net	**(4,274)**	(2,793)	601
(Loss) income before income taxes	**(148,993)**	90,095	81,122
Income tax (benefit) expense	**(43,953)**	29,098	25,825
Net (loss) income	**$(105,040)**	$ 60,997	$ 55,297
Basic and diluted (loss) earnings per share	**$ (1.26)**	$ .73	$ .66
Shares used to compute basic and diluted (loss) earnings per share	**83,455**	83,462	83,465
Cash dividends declared per share of common stock	**$ —**	$ .125	$ .25

See accompanying Notes to Consolidated Financial Statements.

Ethyl Corporation & Subsidiaries

Consolidated Balance Sheets

	December 31 2001	December 31 2000
	(in thousands except per-share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 12,382**	$ 4,470
Restricted cash	**996**	1,262
Trade and other accounts receivable, net	**121,261**	137,501
Receivable—TEL marketing agreements services	**16,935**	12,555
Inventories	**121,458**	129,686
Deferred income taxes	**8,735**	8,353
Prepaid expenses	**3,007**	4,414
Total current assets	**284,774**	298,241
Property, plant, and equipment, at cost	**760,649**	767,675
Less accumulated depreciation and amortization	**544,892**	476,573
Net property, plant, and equipment	**215,757**	291,102
Prepaid pension cost	**25,731**	224,892
Deferred income taxes	**12,440**	—
Other assets and deferred charges	**102,007**	100,166
Goodwill and other intangibles, net of amortization	**78,916**	87,238
TOTAL ASSETS	**$719,625**	$1,001,639
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 54,376**	$ 56,521
Accrued expenses	**59,907**	49,140
Long-term debt, current portion	**30,504**	87,191
Income taxes payable	**14,648**	11,480
Total current liabilities	**159,435**	204,332
Long-term debt	**305,453**	356,053
Other noncurrent liabilities	**109,444**	99,297
Deferred income taxes	**—**	82,544
Shareholders' equity:		
Common stock ($1 par value)	**83,455**	83,455
Accumulated other comprehensive loss	**(27,170)**	(18,090)
Retained earnings	**89,008**	194,048
	145,293	259,413
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$719,625**	$1,001,639

See accompanying Notes to Consolidated Financial Statements.

Ethyl Corporation & Subsidiaries

Consolidated Statements of Shareholders' Equity

	Common Stock (400 million shares authorized) Shares	Common Stock (400 million shares authorized) Amounts	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Shareholders' Equity
	(in thousands except share amounts)				
Balance at December 31, 1998	83,465,460	$83,465	$ (5,604)	$ 109,141	$ 187,002
Comprehensive income:					
Net income				55,297	55,297
Changes in:					
Foreign currency translation adjustments			(6,779)		(6,779)
Unrealized gains on marketable securities			(213)		(213)
Minimum pension liability			2,667		2,667
Unrealized losses on derivative instruments			(1,899)		(1,899)
Total comprehensive income					49,073
Cash dividends declared ($.25 per share)				(20,866)	(20,866)
Balance at December 31, 1999	83,465,460	83,465	(11,828)	143,572	215,209
Comprehensive income:					
Net income				60,997	60,997
Changes in:					
Foreign currency translation adjustments			(7,449)		(7,449)
Unrealized gains on marketable securities			195		195
Minimum pension liability			(907)		(907)
Unrealized losses on derivative instruments			1,899		1,899
Total comprehensive income					54,735
Retire restricted stock	(10,810)	(10)		(88)	(98)
Cash dividends declared ($.125 per share)				(10,433)	(10,433)
Balance at December 31, 2000	83,454,650	83,455	(18,090)	194,048	259,413
Comprehensive (loss) income:					
Net loss				**(105,040)**	**(105,040)**
Changes in:					
Foreign currency translation adjustments			**(4,402)**		**(4,402)**
Unrealized losses on marketable securities			**(2,590)**		**(2,590)**
Minimum pension liability			**(2,088)**		**(2,088)**
Total comprehensive (loss) income					**(114,120)**
Balance at December 31, 2001	**83,454,650**	**$83,455**	**$(27,170)**	**$ 89,008**	**$ 145,293**

See accompanying Notes to Consolidated Financial Statements.

Ethyl Corporation & Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31		
	2001	**2000**	**1999**
		(in thousands)	
Cash and Cash Equivalents at Beginning of Year	**$ 4,470**	$ 15,846	$ 8,403
Cash Flows from Operating Activities			
Net (loss) income	**(105,040)**	60,997	55,297
Adjustments to reconcile net (loss) income to cash flows from operating activities:			
Depreciation and amortization	**99,518**	66,256	65,125
Accrued early retirement and other engine oil additives rationalization charges	**25,145**	—	—
Prepaid pension cost	**(2,412)**	(9,989)	(12,186)
Net (gain) loss on sales and impairments of assets	**(748)**	5,234	(125)
Deferred income tax (benefit) expense	**(91,998)**	26,951	2,084
Pension reversion	**130,801**	—	—
Loss (gain) on pension contract settlements	**62,000**	(80,923)	—
TEL working capital advance	**2,170**	(15,785)	—
Provision for retirement offer	**—**	1,440	—
Change in assets and liabilities:			
Trade and other accounts receivable, net	**13,813**	(5,531)	18,280
Receivable—TEL marketing agreements services	**(4,380)**	10,100	(5,701)
Inventories	**5,982**	40,775	13,459
Prepaid expenses	**1,325**	1,116	730
Accounts payable and accrued expenses	**(14,355)**	(10,332)	(10,167)
Income taxes payable	**6,594**	(942)	(2,160)
Other, net	**(2,601)**	113	3,164
Cash provided from operating activities	**125,814**	89,480	127,800
Cash Flows from Investing Activities			
Capital expenditures	**(9,515)**	(13,828)	(13,793)
Prepayment for TEL marketing agreement services	**(2,500)**	(39,448)	—
Proceeds from sale of certain assets	**10,873**	2,635	2,650
Equity investments	**(1,250)**	(3,682)	—
Other, net	**896**	262	(770)
Cash used in investing activities	**(1,496)**	(54,061)	(11,913)
Cash Flows from Financing Activities			
Repayments of debt	**(127,677)**	(66,750)	(86,311)
Net borrowings on revolving credit agreement	**20,832**	35,000	—
Debt issuance costs	**(11,680)**	—	—
Cash dividends paid	**—**	(15,650)	(20,866)
Other, net	**2,119**	605	(1,267)
Cash used in financing activities	**(116,406)**	(46,795)	(108,444)
Increase (decrease) in cash and cash equivalents	**7,912**	(11,376)	7,443
Cash and Cash Equivalents at End of Year	**$ 12,382**	$ 4,470	$ 15,846

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(tabular amounts in thousands, except share and per-share amounts)

1. Summary of Significant Accounting Policies

Consolidation—Our consolidated financial statements include the accounts of Ethyl Corporation and subsidiaries (Ethyl). All significant intercompany transactions are eliminated upon consolidation.

Foreign Currency Translation—We translate the balance sheets of our foreign subsidiaries into U.S. dollars based on the current exchange rate at the end of each period. We translate the statements of income using the weighted-average exchange rates for the period. Ethyl includes translation adjustments in the balance sheet as part of accumulated other comprehensive loss and transaction adjustments in net (loss) income.

Revenue Recognition—Our policy is to recognize revenue from the sale of products when title and risk of loss have transferred to the buyer, the price is fixed and determinable, and collectibility is reasonably assured. Provisions for rebates to customers are provided for in the same period the related sales are recorded. Freight costs are included in cost of goods sold.

We reclassified freight costs from net sales to cost of sales in 2001 to comply with recent accounting guidance. The net effect of the adoption was increased net sales, as well as increased cost of goods sold of $17 million for the first nine months of 2001, $23 million in 2000, and $26 million in 1999. These reclassifications had no effect on our results of operations or financial position.

Inventories—Ethyl values inventories at the lower of cost or market, with cost primarily determined on the last-in, first-out (LIFO) basis. For remaining inventories, we use weighted-average cost or first-in, first-out (FIFO) basis. Inventory cost includes raw materials, direct labor, and manufacturing overhead.

Property, Plant, and Equipment—We state property, plant, and equipment at cost and compute depreciation primarily by the straight-line method based on the estimated useful lives of the assets. Ethyl capitalizes expenditures for significant improvements. We expense repairs and maintenance as incurred. When property is sold or retired, we remove the cost and accumulated depreciation from the accounts and any related gain or loss is included in income.

Our policy on capital leases is to record the asset at the lower of fair value at lease inception or the present value of the total minimum lease payments. We compute amortization by the straight-line method over the lesser of the estimated economic life of the asset or the term of the lease.

Impairment of Long-Lived Assets—When significant events or circumstances occur that might impair the value of long-lived assets, we evaluate recoverability of the recorded cost of these assets. Assets are considered to be impaired if their carrying value is not recoverable from the undiscounted cash flows associated with the assets. If we determine an asset is impaired and its recorded cost is higher than fair market value based on the present value of future cash flows, we adjust the asset to fair market value.

Environmental Costs—Ethyl capitalizes environmental compliance costs if they extend the useful life of the related property or prevent future contamination. Environmental compliance costs also include maintenance and operation of pollution prevention and control facilities. We expense these costs as incurred.

Accrued environmental remediation and monitoring costs relate to an existing condition caused by past operations. Ethyl accrues these costs in current operations when it is probable that we have incurred a liability and the amount can be reasonably estimated. Amounts accrued exclude claims for recoveries from insurance companies. Ethyl records these claims separately.

(tabular amounts in thousands, except share and per-share amounts)

We generally record environmental liabilities on an undiscounted basis. When we can reliably determine the amount and timing of future cash flows, we discount these liabilities. We incorporate an inflation factor in determining the discount rate.

Intangible Assets—Intangible assets include identifiable intangibles and goodwill. Identifiable intangibles include the cost of acquired favorable contracts, patents, and formulas. We assign a value to identifiable intangibles based on independent appraisals and internal estimates. Goodwill arises from the excess of cost over net assets of businesses acquired. Goodwill represents the residual purchase price after allocation to all identifiable net assets. Ethyl amortizes intangibles using the straight-line method over the estimated economic life of the intangible.

Employee Savings Plan—Most of our full-time salaried and hourly employees may participate in defined contribution savings plans. Employees who are covered by collective bargaining agreements may also participate in a savings plan according to the terms of their bargaining agreements. Employees, as well as Ethyl, contribute to the plans. We spent $2 million in 2001 and $3 million in both 2000 and 1999 related to these plans.

Research, Development, and Testing Expenses—Ethyl expenses all research, development, and testing costs. Research and development expenses related to new products and processes were $33 million in 2001, $40 million in 2000, and $41 million in 1999.

Income Taxes—We recognize deferred income taxes for temporary differences between the financial reporting basis and the income tax basis of assets and liabilities. We also adjust for changes in tax rates and laws at the time the changes are enacted. A valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized.

Derivative Financial Instruments—We have used derivative financial instruments to manage the risk of foreign currency exchange. Ethyl does not enter into derivative financial instruments for trading or speculative purposes. When using hedge accounting for derivative instruments, we record realized gains and losses in net (loss) income, and unrealized gains and losses in accumulated other comprehensive loss.

Earnings Per Share—Basic earnings per share reflect reported earnings divided by the weighted-average number of common shares outstanding. Diluted earnings per share include the effect of dilutive stock options outstanding during the year.

Stock-Based Compensation—We account for the stock-based compensation plan using the intrinsic-value method. Under this method, we do not record compensation cost unless the quoted market price of the stock at grant date or other measurement date exceeds the amount the employee must pay to exercise the stock option.

Segment Reporting—Ethyl operates and manages two distinct strategic business segments, petroleum additives and tetraethyl lead (TEL).

Investments —We classify marketable securities as "available for sale" and record them at fair value with the unrealized gains or losses, net of tax, included as a component of shareholders' equity in accumulated other comprehensive loss. The fair value is determined based on quoted market prices.

We use the equity method of accounting for investments in which we have ownership or partnership equity of 20% to 50% or have the ability to exert significant influence.

When a decline in the fair value of a marketable security is considered other than temporary, we writedown the investment to market value with a corresponding charge to net (loss) income.

(tabular amounts in thousands, except share and per-share amounts)

Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications—We reclassified some amounts in the consolidated financial statements and the related notes to conform to the current presentation.

2. Engine Oil Additives Rationalization

During 2001, Ethyl recorded a charge of $76 million or $48 million after income taxes ($.57 per share) to cover the costs associated with the engine oil additives rationalization. These charges included the idling of production and research facilities, as well as a workforce reduction.

In the first quarter 2001, we evaluated all engine oil additive assets for impairment. We considered if the assets to be indefinitely idled were impaired and concluded that these assets should be depreciated over the remaining useful lives through the anticipated closure dates in the second quarter 2001.

We also evaluated the related intangible assets that had a book value of approximately $76 million at March 31, 2001. We determined that the positive cash flows generated by these assets continue to support their value on our balance sheet. We performed the same evaluation at December 31, 2001 when the intangible assets had a book value of $69 million and determined at year-end 2001 that the balance sheet values were appropriate.

The engine oil additives production facilities that were indefinitely idled during the second quarter 2001 included a small plant in Natchez, Mississippi and portions of the plants in Houston, Texas and Rio de Janeiro, Brazil. We consolidated production in other plants. We have also consolidated certain research and testing activities from our Bracknell, England facility to our facilities located in Richmond, Virginia.

As part of the workforce reduction, we announced an involuntary severance program that resulted in a reduction of 322 positions. Included were staff at the engine oil additives plants being indefinitely idled, staff at our Bracknell and Richmond research facilities, and corporate staff. We also announced a voluntary early retirement program for most domestic salaried employees over age 52. The involuntary severance program included 101 employees who were eligible for early retirement. Thirty-two additional employees, whose positions were not eliminated, voluntarily retired. Of the 354 employees who were involuntarily severed or voluntarily retired, 133 positions were in manufacturing; 115 were in research and testing, and 106 were administrative positions. Most of the nonmanufacturing terminations were effective April 30, 2001; however, some occurred later in the second and third quarters. For the year 2001, we paid $9 million for costs related to the employees who were terminated during the year, as well as other shutdown costs.

For the year 2001, we reported charges of $76 million for the engine oil additives rationalization program. Early retirement charges were $23 million, while severance and other related expenses amounted to $6 million. Accelerated depreciation was $41 million, shutdown costs were $4 million, and other costs were $2 million. Of these costs, we reported $29 million of severance, early retirement, and other related expenses in special items (expense), income, net. Cost of goods sold included $43 million; selling, general, and administrative expenses included $300 thousand; and research, development, and testing expenses included $3.2 million.

At December 31, 2001, the remaining balance in accrued expenses was $2 million for shutdown and other expenses. The early retirement reserve will be paid out over an extended period for pension and post-retirement benefits.

(tabular amounts in thousands, except share and per-share amounts)

3. TEL Marketing Agreements Services

On October 1, 1998, Ethyl entered into agreements with The Associated Octel Company Limited (Octel) to market and sell TEL in all world areas except for North America and the European Economic Area (Octel Marketing Agreements). Sales made under the agreements are in the name of Octel. We provide certain bulk distribution, marketing, and other services related to sales made under these agreements. Octel produces the TEL marketed under this arrangement and also provides marketing and other services.

Effective January 1, 2000, Ethyl's Swiss subsidiaries entered into TEL marketing agreements with Alcor Chemie AG and Alcor Chemie Vertriebs AG (collectively, Alcor), to market and sell TEL outside North America and the European Economic Area (Alcor Marketing Agreements). Octel purchased Alcor, another TEL producer, in the fall of 1999. These agreements are similar to the Octel Marketing Agreements. On April 19, 2000, Ethyl's Swiss subsidiaries made a payment of $39 million to Alcor as a prepayment for services provided under the terms of the Alcor Marketing Agreements. This payment was funded under our loan agreements.

During 2001, the Alcor Marketing Agreements were amended to include the proceeds from the sale of TEL resulting from agreements recently entered into by an Alcor subsidiary. These agreements are with Veritel Chemicals BV (Veritel) and its parent company, General Innovative Investment NV (GII) and provide for the exclusive right to market and sell TEL sourced from Veritel in certain areas of the world, excluding primarily the United States and the Russian Federation. Veritel is party to supply agreements granting it the exclusive right to distribute TEL manufactured by OAO Sintez, a Russian company, to areas outside the United States and the Russian Federation. The amended Alcor Marketing Agreements are effective for an initial period from January 1, 2000 to December 31, 2010, but may be extended under certain circumstances. Ethyl's Swiss subsidiaries made a payment of $2.5 million to Alcor in December 2001 as a payment for services under the terms of the amended marketing agreements.

Under the amended Alcor Marketing Agreements, Ethyl's Swiss subsidiaries have agreed to pay Alcor up to $22 million, representing a portion of the amount Alcor's subsidiary is required to pay to Veritel provided certain actions described in the agreements with Veritel and GII have taken place. We recorded this amount as a liability at year-end 2001. An initial payment was made in January 2002 and remaining payments are anticipated to be substantially completed by year-end 2002. These payments will be funded through our loan agreements.

The payments related to the amended Alcor Marketing Agreements are being amortized over the life of the agreements using a declining balance method and are designed to be in proportion to future cash flows from the marketing agreements as a result of declining volumes. The unamortized portion of the payments totalled $50 million at year-end 2001 and $32 million at year-end 2000. The amortization expense was $6 million in 2001 and $7 million in 2000.

Under the Octel and Alcor Marketing Agreements, approximately one-third of the net proceeds is paid for services provided by Ethyl. The proceeds earned by Ethyl under all of these marketing agreements are reflected in the Consolidated Statements of Income under TEL marketing agreements services. Also, as part of the marketing agreements, Octel purchased most of our remaining TEL inventory and used this inventory for third-party sales. Sales of inventory to Octel have been included in our net sales and cost of goods sold in the Consolidated Statements of Income. Sales of TEL to Octel totalled $9 million in 2001, $15 million in 2000, and $10 million in 1999.

(tabular amounts in thousands, except share and per-share amounts)

Summary financial information related to the Marketing Agreements is presented below:

	Years Ended December 31		
	2001	**2000**	**1999**
Territory sales	**$276,806**	$303,497	$341,100
Contractual cost of sales	**127,605**	142,695	155,985
	149,201	160,802	185,115
Selling, general, and administrative expenses	**18,629**	26,427	20,589
Net proceeds for services	**$130,572**	$134,375	$164,526
Ethyl's share	**$ 41,783**	$ 43,000	$ 52,648
Amortization expense and adjustments	**(5,212)**	(6,381)	1,345
Proceeds from TEL marketing agreements services	**$ 36,571**	$ 36,619	$ 53,993

At December 31, Octel and Alcor owed Ethyl approximately $17 million in 2001 and $12 million in 2000 for our share of net proceeds for services and unreimbursed costs, as provided by the agreements. We received cash proceeds from these agreements of $37 million in 2001 and $53 million in 2000.

We record reimbursement of expenses as a reduction of the related expenses. Expense reimbursements received from Octel and Alcor under the Marketing Agreements totalled $4 million in 2001, $7 million in 2000, and $9 million in 1999. These reimbursements were for certain bulk distribution, marketing and other services we provided under the agreements.

Under the TEL Marketing Agreements, we are required to provide approximately one-third of the cost of product sold to customers in the territory from our TEL inventory or provide an equivalent dollar value. Our inventories fell below the requirement at year-end 2000 due to the planned sale of inventory to Octel, per the agreements. The approximate requirement is $14 million at year-end 2001 and $16 million at year-end 2000. The receivable from Octel for inventory sold to them now covers our part of this requirement. The receivable is being paid to Ethyl as the requirement decreases and will be paid in full at the end of the agreement. These amounts have been recorded in other assets and deferred charges.

4. Supplemental Cash Flow Information

	Years Ended December 31		
	2001	**2000**	**1999**
Cash paid during the year for			
Interest and financing expenses (net of capitalization)	**$31,095**	$36,473	$33,678
Income taxes	**36,624**	16,797	6,834
Excise taxes on pension reversion	**26,160**	—	—
Supplemental investing and financing noncash transactions			
Leased asset addition and related obligation	—	1,143	1,600

(tabular amounts in thousands, except share and per-share amounts)

5. Cash and Cash Equivalents

	December 31	
	2001	**2000**
Cash and time deposits	**$11,597**	$3,649
Short-term securities	**785**	821
	$12,382	$4,470

Our short-term securities are generally commercial paper maturing in less than 90 days. We state these securities at cost plus accrued income, which approximates market value.

We also have restricted cash of $1 million from the demutualization of MetLife, Inc. at both year-end 2001 and 2000. This cash must be used to offset the employee portion of employee welfare benefit costs and therefore is not included above.

6. Trade and Other Accounts Receivable, Net

	December 31	
	2001	**2000**
Trade receivables	**$100,474**	$109,152
Income tax receivables	**13,131**	18,807
Other	**8,545**	10,450
Allowance for doubtful accounts	**(889)**	(908)
	$121,261	$137,501

7. Inventories

	December 31	
	2001	**2000**
Finished goods and work-in-process	**$ 98,995**	$104,584
Raw materials	**14,066**	15,562
Stores, supplies, and other	**8,397**	9,540
	$121,458	$129,686

Our inventories which are stated on the LIFO basis amounted to $87 million at year-end 2001, which was below replacement cost by approximately $18 million. At year-end 2000, LIFO basis inventories were $95 million, about $19 million below replacement cost. During 2001 and 2000 TEL inventory quantities were reduced resulting in a liquidation of LIFO layers. The effect of these liquidations increased net income by $800 thousand in 2001, $1 million in 2000, and $500 thousand in 1999.

(tabular amounts in thousands, except share and per-share amounts)

8. Property, Plant, and Equipment, at Cost

	December 31	
	2001	**2000**
Land	**$ 39,608**	$ 43,594
Land improvements	**29,583**	30,116
Buildings	**93,713**	95,835
Machinery and equipment	**576,477**	573,594
Capitalized interest	**17,834**	18,273
Construction in progress	**3,434**	6,263
	$760,649	$767,675

We depreciate the cost of property, plant, and equipment generally by the straight-line method and primarily over the following useful lives:

Land improvements	5-30 years
Buildings	10-40 years
Machinery and equipment	3-15 years

Interest capitalized was $21 thousand in 2001, $63 thousand in 2000, and $99 thousand in 1999. Depreciation expense was $78 million in 2001, $44 million in 2000, and $49 million in 1999. The 2001 amount includes $41 million related to the accelerated depreciation of certain engine oil additive assets. Amortization of capitalized interest, which is included in depreciation expense, was $1.6 million in both 2001 and 2000, and $1.8 million in 1999.

9. Other Assets and Deferred Charges

	December 31	
	2001	**2000**
TEL prepayment for services, net of amortization	**$ 50,252**	$ 32,081
TEL working capital advance to Octel	**13,615**	15,785
Rabbi trust assets	**12,575**	15,912
Deferred charges	**5,858**	2,424
Other	**19,707**	33,964
	$102,007	$100,166

Deferred charges in 2001 include $4.6 million in financing fees related to our Credit Agreement.

10. Goodwill and Other Intangibles, Net of Amortization

	December 31	
	2001	**2000**
Identifiable intangibles	**$69,483**	$79,190
Minimum pension liability	**6,276**	3,697
Goodwill	**3,157**	4,351
	$78,916	$87,238

(tabular amounts in thousands, except share and per-share amounts)

We amortize the cost of intangible assets by the straight-line method, over the following economic lives:

Identifiable intangibles	5-20 years
Goodwill	10 years

Goodwill of $2 million acquired prior to November 1, 1970 and the minimum pension liability are not amortized. The remaining goodwill will not be amortized effective January 1, 2002, in accordance with the recently issued SFAS 142. Goodwill and intangibles will be reviewed at least annually for possible impairment.

Accumulated amortization was $51 million at year-end 2001 and $56 million at year-end 2000. The amortization expense amounted to $11 million in 2001 and $14 million in both 2000 and 1999.

11. Accrued Expenses

	December 31	
	2001	**2000**
TEL liability	**$22,400**	$ —
Employee benefits, payroll, and related taxes	**9,526**	10,601
Customer rebates	**6,144**	12,845
Environmental remediation	**2,960**	1,870
Other	**18,877**	23,824
	$59,907	$49,140

12. Long-Term Debt

	December 31	
	2001	**2000**
New term loan agreement	**$205,691**	$ —
Term loan agreement	**83,414**	180,000
Revolving credit agreement	**40,800**	250,000
Medium-term notes	**—**	6,750
Capital lease obligations	**6,052**	6,526
	335,957	443,276
Unamortized discount	**—**	(32)
	335,957	443,244
Current maturities, net of unamortized discount	**(30,504)**	(87,191)
	$305,453	$356,053

In April 2001, we entered into the First Amended and Restated Credit Agreement (the Credit Agreement) with a group of banks as a result of our anticipating and not being in compliance with one of the covenants of our previous agreement at the end of the first quarter 2001. The Credit Agreement includes a revolving line of credit (including a letter of credit sub-facility), the remaining portion of the original term loan, and a new term loan, all of which mature on August 28, 2002.

(tabular amounts in thousands, except share and per-share amounts)

Under the revolving credit agreement portion of this facility, we could initially borrow up to $170 million at variable interest rates and terms. At December 31, 2001, we can borrow up to $151.8 million under this facility. We currently pay an annual fee of 1% on the commitment amount.

The term loan portion of this facility, which amounted to $140 million when we entered into the Credit Agreement, has variable interest rates. We are repaying this loan in installments with the final payment due on August 28, 2002.

The new term loan originally amounted to $230 million and also has variable interest rates. In addition, we pay an annual fee of 1% on the outstanding balance.

The key provisions of the Credit Agreement include collateralizing substantially all of our assets in the United States. Mandatory prepayments on debt are required from excess cash flow, asset dispositions, distributions from our pension plan, and certain other transactions. The payment of dividends is not permitted and investments, as well as capital expenditures, are limited.

The weighted-average interest rate on these bank loans was 6.6% in 2001 and 7.0% in 2000. Substantially all of our debt is at variable rates.

These agreements contained covenants, representations, and events of default typical of a credit agreement of this nature. We were in compliance with these provisions at December 31, 2001. The financial covenants under the Credit Agreement include:

- A maximum leverage ratio
- A minimum interest coverage ratio
- A minimum consolidated earnings before interest, taxes, depreciation, and amortization

We recorded our capital lease obligations at the fair market value of the related asset at the inception of the lease. Capital lease obligations are approximately $900 thousand each year for the next nine years. The future minimum lease payments in excess of the capital lease obligation are included in the noncancelable future lease payments discussed in Note 16.

In March 2002, we completed the Fourth Amendment to Amended and Restated Credit Agreement amounting to $396 million. This agreement is also collateralized and is discussed more fully in Note 26.

Under the agreement signed in March 2002, $30 million is due during 2002, with the remaining balance outstanding due at the maturity date of March 31, 2003.

On February 1, 2002, Bruce C. Gottwald, Chairman of the Board, made a loan to Ethyl in the amount of $18.6 million. The loan is for three years at an interest rate of 8.5%. Interest payments are due monthly during the term of the loan, with the principal amount coming due at maturity. We used the proceeds of the loan to pay down existing bank debt. The loan is nonrecourse to Ethyl and is collateralized by a first deed of trust on the three buildings at 330 South Fourth Street, Richmond, Virginia, that are our principal offices. An independent appraiser valued the three buildings at $18.6 million. We have a "put" right at the end of the loan term under which we can convey the property to the lender in satisfaction of the debt. If we fail to pay the loan at maturity, the lender has a "call" right at the end of the loan term under which he can require us to convey the property to him in satisfaction of the debt.

(tabular amounts in thousands, except share and per-share amounts)

13. Other Noncurrent Liabilities

	December 31	
	2001	**2000**
Employee benefits	**$ 74,728**	$61,630
Environmental remediation	**23,531**	25,825
Other	**11,185**	11,842
	$109,444	$99,297

14. Stock Options

Officers and other key employees may be granted incentive stock options, as well as nonqualifying stock options, to purchase a specified number of shares of common stock. We issue these options with an exercise price of fair market value on the date of grant and for a maximum term of ten years. Some currently granted options become exercisable when the market price of our common stock reaches specified levels or when our earnings meet designated objectives. Other options become exercisable over a stated period of time. We may also grant a stock appreciation right (SAR) along with an option.

The maximum number of shares issuable under the incentive stock option plan is 11.9 million, with an annual limit of 200 thousand shares per individual.

A summary of Ethyl's stock option plan is presented below in whole shares:

	2001		2000		1999	
	Shares	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Outstanding at January 1	**2,368,822**	**$12.03**	2,640,596	$11.80	2,893,767	$11.85
Granted	**3,745,000**	**.87**	—	—	—	—
Lapsed	**(205,339)**	**11.93**	(271,774)	9.80	(253,171)	12.45
Outstanding at December 31	**5,908,483**	**$ 4.96**	2,368,822	$12.03	2,640,596	$11.80
Exercisable at December 31	**398,683**		540,022		579,796	
Available for grant at December 31	**3,521,371**		7,061,032		6,789,258	

We granted 3,745,000 options in 2001. No options were granted in 2000 or 1999. Based on the following assumptions, the stock options granted in 2001 have an estimated average value of $.33 per share at the grant date. We estimated the fair value of the options granted in 2001 using an option-pricing model similar to Black-Scholes. We used the following assumptions in valuing the options granted:

	2001
Dividend yield	0.0%
Expected volatility	30.2%
Risk-free interest rate	4.2%
Expected life	6 years

(tabular amounts in thousands, except share and per-share amounts)

We continue to use the intrinsic value method to account for our stock option plan. Accordingly, we have recognized no compensation cost. However, had we accounted for the plan using the fair value method, our net loss would have been increased $157 thousand in 2001 and net income would have been reduced $59 thousand in 2000 and $143 thousand in 1999. In addition, basic and diluted (loss) earnings per share would have been unchanged in 2001, 2000, and 1999.

The following table summarizes information in whole shares about the stock options outstanding or exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Range of Exercise Prices	Shares	Remaining Contractual Life	Exercise Price	Shares	Weighted Average Exercise Price
$.87	3,745,000	9.74 years	$ .87	—	$ —
8.88	280,000	4.95	8.88	—	—
12.50 to 12.83	1,883,483	2.15	12.50	398,683	12.52
$.87 to 12.83	5,908,483	7.09	$ 4.96	398,683	$12.52

15. Gains and Losses on Foreign Currency

Foreign currency transactions resulted in a net gain of $364 thousand in 2001, a net loss of $3 million in 2000, and a net gain of $2 million in 1999.

16. Contractual Commitments and Contingencies

Contractual Commitments—Ethyl has operating lease agreements primarily for office space, transportation equipment, and storage facilities. Rental expense was $18 million in 2001 and $20 million in both 2000 and 1999.

Future lease payments for all noncancelable operating leases, as well as the future minimum lease payments in excess of the capital lease obligation as of December 31, 2001 are:

- 2002 .... $13 million
- 2003 .... $ 8 million
- 2004 .... $ 5 million
- 2005 .... $ 3 million
- 2006 .... $ 3 million
- After 2006 .... $ 3 million

We have contractual obligations for the construction of assets, as well as purchases of property and equipment of $1 million at December 31, 2001.

Ethyl and Albemarle Corporation (Albemarle) have agreements to coordinate certain facilities and services, including the production of MMT. In connection with these agreements, Albemarle billed us approximately $24 million in 2001, $28 million in 2000, and $29 million in 1999. In addition, the two companies have agreements

(tabular amounts in thousands, except share and per-share amounts)

that describe the conditions under which Albemarle must reimburse Ethyl for tax liabilities. Generally, Albemarle is responsible for tax exposures related to its operations before February 28, 1994. We believe that Albemarle has the ability and intent to comply with this indemnification agreement.

Under the TEL Marketing Agreements, we are required to provide approximately one-third of the cost of product sold to customers in the territory from our TEL inventory or provide an equivalent dollar value. Our inventories fell below the requirement at year-end 2000 due to the planned sale of inventory to Octel, per the agreements. The approximate requirement is $14 million at year-end 2001 and $16 million at year-end 2000. The receivable from Octel for inventory sold to them now covers our part of this requirement. The receivable is being paid to Ethyl as the requirement decreases and will be paid in full at the end of the agreement. These amounts have been recorded in other assets and deferred charges.

During 2001, the Alcor Marketing Agreements were amended to include the proceeds from the sale of TEL resulting from agreements recently entered by an Alcor subsidiary. Under the amended TEL marketing agreements, Ethyl's Swiss subsidiaries are required to pay $22 million, representing a portion of the amount the Alcor subsidiary has agreed to pay to Veritel, provided actions set forth in the agreement with Veritel and GII have taken place. These payments, which began in January 2002, are anticipated to be substantially completed by year-end 2002 and will be funded through our loan agreements.

Litigation—Ethyl Corporation was served as a defendant in two cases filed in the Circuit Court for Baltimore City, Maryland on September 22, 1999. Both cases claim damages attributable to lead. The cases were *Cofield et al. v. Lead Industries Association, Inc., et al.* and *Smith et al. v. Lead Industries Association, Inc., et al. Cofield* is no longer a named plaintiff in the first case and the case is now identified as *Young*. *Young* seeks recovery for alleged property damage from lead paint, which Ethyl never produced or distributed. *Smith* is for alleged personal injuries for six children from lead exposure due to lead paint and dust from tailpipe emissions due to leaded gasoline. The Court dismissed the *Young* case in its entirety in December 2001 and dismissed Ethyl from the *Smith* case in February 2002. These decisions could be appealed by the plaintiffs. Ethyl has strong defenses and has vigorously defended these cases.

Ethyl is involved in other legal proceedings that are incidental to our business. We are not a party to any such litigation proceedings that are expected to have a materially adverse effect on our results of operations or financial condition.

Environmental—During 2000, the Environmental Protection Agency (EPA) named Ethyl as a potentially responsible party (PRP) under Superfund law for the clean-up of soil and groundwater contamination at the Sauget Area 2 Site in Sauget, Illinois. Without admitting any fact, responsibility, fault, or liability in connection with this site, Ethyl is participating with other PRPs in site investigations and feasibility studies. We are responsible for 6.47% of the study cost and have accrued for the estimated expenses. Because of the early stage, we cannot make a reasonable estimate of the total cost of, or Ethyl's share of responsibilities, related to any site remediation or clean-up. As additional facts become known to Ethyl, we will accrue and pay our proportionate share of remediation or clean-up costs, if any.

At our largest United States site, we have substantially completed remediation and will be monitoring the site for an extended period. The reserve for this site was $8 million at both year-end 2001 and 2000. We based these amounts on the best estimate of future costs discounted at approximately 4%. We incorporated an inflation factor in determining the discount rate. The remaining environmental liabilities are not discounted.

(tabular amounts in thousands, except share and per-share amounts)

We accrue for environmental remediation and monitoring activities for which costs can be reasonably estimated and are probable. These estimates are based on an assessment of the site, available clean-up methods, and prior experience in handling remediation. While we are currently fully accrued for known environmental issues, it is possible that unexpected future costs could have a significant impact.

At December 31, our accruals for environmental remediation were $26 million in 2001 and $28 million in 2000. We recorded expected insurance reimbursement assets for these amounts of $6 million in 2001 and $5 million in 2000. When significant events or circumstances occur that might impair the value of this nonoperating insurance receivable, we evaluate recoverability of the recorded amounts. If we determine an asset is impaired, we adjust the asset to net realizable value.

Ethyl spent $12 million in 2001 for environmental operating and clean-up costs, excluding depreciation of previously capitalized expenditures. We spent $12.4 million in 2000 and $14 million in 1999. Of these amounts, the ongoing costs of operations were $11 million in 2001, $11.7 million in 2000, and $13 million in 1999. The balance represents clean-up, or remediation and monitoring costs. On capital expenditures for pollution prevention and safety projects, we spent $2 million in 2001 and $3 million in both 2000 and 1999.

17. Pension Plans and Other Post-Retirement Benefits

U.S. Retirement Plans—Ethyl sponsors pension plans for most U.S. employees that offer a benefit based primarily on years of service and compensation. Employees do not contribute to these pension plans. Plan assets are held and distributed by trusts and consist principally of common stock, U.S. government obligations, and corporate obligations.

In addition, we offer unfunded, nonqualified supplemental pension plans. These plans restore a part of the pension benefits from our regular pension plans that would have been payable to designated participants if it were not for limitations imposed by income tax regulations.

We also provide post-retirement health care benefits and life insurance to eligible retired employees. Ethyl and retirees share in the cost of post-retirement health care benefits. Ethyl pays the premium for the insurance contract that holds plan assets for retiree life insurance benefits.

At December 31, 2000 we terminated an overfunded U.S. salaried pension plan. Ethyl received regulatory approval for the plan termination in second quarter 2001. The proceeds from the terminated plan amounted to $179 million. After fully funding a new pension plan for U.S. salaried employees which has comparable provisions and benefit formula, we received $131 million in the third quarter 2001 which represented a reversion of pension assets. The reversion amount was subject to the usual corporate income taxes, as well as a 20% federal excise tax. Total federal income, state income, and excise taxes amounted to $77 million. Most of these taxes were paid in the second half of 2001. The net cash received, after taxes, was $54 million. We also recognized a noncash charge of $62 million related to the termination of the plan and subsequent settlement of the related pension liabilities. The loss is reported in special items (expense) income, net on the Consolidated Statements of Income.

During 2000, we settled some of the liabilities of the U.S. salaried plan for certain groups of former employees. The groups included both retired employees, as well as terminated vested plan participants. No retiree benefits changed due to the settlements. The settlements resulted in the recognition of a noncash gain of $81 million. The gain is reported in special items (expense) income, net on the Consolidated Statements of Income.

(tabular amounts in thousands, except share and per-share amounts)

Because of the settlements in both 2001 and 2000, the benefit obligation, as well as the fair value of plan assets, was reduced.

Pension income and post-retirement benefit cost are shown below:

	Years Ended December 31					
	Pension Benefits			Post-Retirement Benefits		
	2001	**2000**	**1999**	**2001**	**2000**	**1999**
Service cost	**$ 3,208**	$ 4,096	$ 4,412	**$ 831**	$ 952	$ 1,056
Interest cost	**6,614**	12,713	21,917	**4,132**	3,974	3,779
Expected return on plan assets	**(14,646)**	(31,089)	(39,747)	**(2,017)**	(1,856)	(1,829)
Amortization of prior service cost	**1,396**	2,542	2,541	**(29)**	(34)	(29)
Amortization of transition asset	**(976)**	(2,049)	(4,264)	**—**	—	—
Amortization of net loss (gain)	**208**	321	386	**(87)**	—	—
Special termination benefits	**17,759**	1,703	161	**3,438**	49	85
Settlements loss (gain)	**62,000**	(80,923)	—	**—**	—	—
Net periodic benefit cost (income)	**$ 75,563**	$(92,686)	$(14,594)	**$ 6,268**	$ 3,085	$ 3,062

The special termination benefits in 2001 are associated with the enhanced early retirement offer made during the year. The special termination benefits in 2000 are related to retirement charges for several individuals.

(tabular amounts in thousands, except share and per-share amounts)

Changes in the plans' benefit obligations and assets, as well as a reconciliation of the funded status, follow.

	Years Ended December 31			
	Pension Benefits		Post-Retirement Benefits	
	2001	2000	**2001**	2000
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 103,161**	$ 311,102	**$ 55,803**	$ 53,787
Service cost	**3,208**	4,096	**831**	952
Interest cost	**6,614**	12,713	**4,132**	3,974
Plan amendments	**19,801**	1,703	**3,438**	(16)
Actuarial net loss	**16,674**	17,785	**1,792**	138
Benefits paid	**(3,976)**	(10,115)	**(4,483)**	(3,032)
Settlements	**(65,198)**	(234,123)	**—**	—
Benefit obligation at end of year	**$ 80,284**	$ 103,161	**$ 61,513**	$ 55,803
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 270,490**	$ 546,382	**$ 29,938**	$ 27,593
Actual return on plan assets	**(19,190)**	(34,257)	**1,115**	3,918
Employer contribution	**3,030**	2,603	**2,167**	1,459
Benefits paid	**(3,976)**	(10,115)	**(4,483)**	(3,032)
Reversion of assets	**(130,801)**	—	**—**	—
Settlements	**(65,198)**	(234,123)	**—**	—
Fair value of plan assets at end of year	**$ 54,355**	$ 270,490	**$ 28,737**	$ 29,938
Reconciliation of funded status				
Funded status	**$ (25,929)**	$ 167,329	**$(32,776)**	$(25,865)
Unrecognized net actuarial loss/(gain)	**19,013**	24,755	**(3,944)**	(6,677)
Unrecognized transition asset	**—**	(976)	**—**	—
Unrecognized prior service cost	**5,459**	11,198	**(174)**	(251)
(Accrued) prepaid benefit cost	**$ (1,457)**	$ 202,306	**$(36,894)**	$(32,793)
Amounts recognized in the consolidated balance sheet				
Prepaid benefit cost	**$ 23,216**	$ 222,488	**—**	—
Accrued benefit cost	**(30,596)**	(23,402)	**$(36,894)**	$(32,793)
Intangible asset	**4,027**	1,796	**—**	—
Accumulated other comprehensive income	**1,896**	1,424	**—**	—
Net amount recognized	**$ (1,457)**	$ 202,306	**$(36,894)**	$(32,793)

The amount recognized in the consolidated balance sheet in the table above is the total net balance sheet position of our domestic pension plans.

The fair market value of the plan assets of our largest salaried pension plan exceeds both the accumulated benefit obligation and projected benefit obligation of the salaried plan at December 31, 2001. This plan is included in prepaid pension cost on our balance sheet.

The accumulated benefit obligation and projected benefit obligation exceeded the fair market value of plan assets for the nonqualified plans and most of the other qualified plans at December 31, 2001. At year-end 2000, the accumulated benefit obligation and projected benefit obligation also exceeded the fair market value of assets

(tabular amounts in thousands, except share and per-share amounts)

for the nonqualified plans. The accrued benefit cost of these plans is included in other noncurrent liabilities on the balance sheet.

The following table shows the fair market value of assets, accumulated benefit obligation, and projected benefit obligation for these plans.

	2001	2000
Plans with the accumulated benefit obligation in excess of the fair market value of plan assets		
Accumulated benefit obligation	**$36,658**	$22,136
Fair market value of plan assets	**7,922**	—
Plans with the projected benefit obligation in excess of the fair market value of plan assets		
Projected benefit obligation	**$41,906**	$22,136
Fair market value of plan assets	**11,663**	—

While there were no assets held in the nonqualified plans by the trustee, we maintain a rabbi trust for the retired beneficiaries of the nonqualified plans. At December 31, assets in the rabbi trust were valued at $13 million in 2001 and $16 million in 2000. The assets of the rabbi trust are not included in any of the pension tables above.

We used the following assumptions to calculate the results of our retirement plans:

	December 31					
	Pension Benefits			Post-Retirement Benefits		
	2001	2000	1999	2001	2000	1999
Discount rate	**7%**	7.5%	7.5%	**7%**	7.5%	7.5%
Rate of projected compensation increase	**4.5%**	4.5%	4.5%	**4.5%**	4.5%	4.5%
Expected long-term rate of return on plan assets	**9%**	9%	9%	**7%**	7%	7%

For 2002, the assumption for the health care cost trend rate is 7% and will remain at that level. The trend rate for managed care costs is 6% where it will remain.

A one-percent change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on accumulated postretirement benefit obligation as of December 31, 2001	$4,781	$(3,905)
Effect on net periodic postretirement benefit cost in 2001	$ 549	$ (433)

(tabular amounts in thousands, except share and per-share amounts)

Foreign Pension Plans—For most employees of our foreign subsidiaries, Ethyl has pension plans that offer benefits based primarily on years of service and compensation. Ethyl generally contributes to investment trusts and insurance policies to provide for these plans. Pension cost for these plans was $3 million in 2001, $2 million in 2000, and $3 million in 1999. Included in the 2001 cost were termination benefit and plan curtailment expenses of $1 million. At December 31, the actuarial present value of accumulated benefits was $36 million in 2001 and $37 million in 2000, substantially all of which was vested. Net assets available for pension benefits at December 31, were $31 million in 2001 and $35 million in 2000.

Because the accumulated benefit obligation exceeded plan assets for three foreign plans in 2001 and two plans in 2000, Ethyl recognized a minimum pension liability. At December 31, we recorded minimum pension liabilities of $5 million in 2001 and $2 million in 2000.

Consolidated—The net pension expense for U.S. and foreign plans was $79 million in 2001 and included expense of $62 million from the termination of the U.S. salaried plan and subsequent settlement of the related pension contracts. Also included were expenses of $19 million for the special termination benefits and plan curtailments. The net pension income for U.S. and foreign plans was $91 million in 2000 and $12 million in 1999. The year 2000 included income of $81 million from the pension contract settlements.

18. Other (Expense) Income, Net

Other expense, net for 2001 was $4 million and included expenses of $2.6 million related to the refinancing of our debt, as well as $2 million for our percentage share of losses in equity investments. Also included is a loss on impairments of nonoperating assets of $4 million, which was partially offset by a gain on the sale of a nonoperating asset of $1 million.

The $1 million gain in 2001 on the sale of a nonoperating asset was for the sale of certain real and personal property in King William, Virginia, to Old Town, LLC (Old Town). Old Town is a separate legal entity organized by members of the Gottwald family. The property was sold for its appraised value of $2.9 million. We continue to manage the property for Old Town.

Other (expense) income, net in 2000 included a $3 million charge for our percentage share of losses in equity investments. Additionally, other (expense) income, net included a $2 million gain on the sale of nonoperating assets.

In 1999, other (expense) income, net totaled $600 thousand income.

(tabular amounts in thousands, except share and per-share amounts)

19. Income Taxes

Our (loss) income before income taxes, as well as the provision for taxes follows:

	Years Ended December 31		
	2001	**2000**	**1999**
(Loss) income before income taxes			
Domestic	**$(186,291)**	$64,583	$58,778
Foreign	**37,298**	25,512	22,344
	$(148,993)	$90,095	$81,122
Current income taxes			
Federal	**$ 29,694**	$ (7,672)	$12,719
State	**6,754**	(682)	414
Foreign	**11,597**	10,501	10,608
	48,045	2,147	23,741
Deferred income taxes			
Federal	**(86,475)**	26,911	6,016
State	**(5,896)**	669	(124)
Foreign	**373**	(629)	(3,808)
	(91,998)	26,951	2,084
Total income tax (benefit) expense	**$ (43,953)**	$29,098	$25,825

The reconciliation of the U.S. federal statutory rate to the effective income tax rate follows:

	% of (Loss) Income Before Income Taxes		
	2001	**2000**	**1999**
Federal statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal tax	**2.0**	1.2	1.7
Foreign sales corporation benefit	**0.4**	(0.7)	(0.8)
Research tax credit	**0.3**	(0.5)	(0.6)
Tax settlements and adjustments	**(2.4)**	(4.5)	(3.9)
Excise taxes on pension reversion	**(6.3)**	—	—
Other items, net	**0.5**	1.8	0.4
Effective income tax rate	**29.5%**	32.3%	31.8%

The effective income tax rate for 2001 reflects a tax benefit of $44 million as a result of the loss before income taxes of $149 million. Both the 2000 and 1999 rates reflect tax expense as a percent of income before taxes.

Based on available foreign tax credits and current U.S. income tax rates, no additional U.S. taxes would be incurred if a foreign subsidiary returned its earnings in cash to Ethyl.

(tabular amounts in thousands, except share and per-share amounts)

Our deferred income tax assets and liabilities follow:

	December 31	
	2001	**2000**
Deferred income tax assets		
Future employee benefits	**$17,167**	$ 3,492
Environmental and future shutdown reserves	**11,135**	12,407
Foreign currency translation adjustments	**10,397**	9,517
Intercompany profit in inventories	**1,530**	521
Inventory capitalization	**1,519**	1,513
Unrealized loss on marketable securities	**1,292**	—
Undistributed earnings of foreign subsidiaries	**837**	3,411
Other	**10,199**	9,742
	54,076	40,603
Deferred income tax liabilities		
Depreciation	**18,510**	34,299
Intangibles	**10,556**	12,177
Capitalization of interest	**955**	1,432
Future employee benefits	**—**	61,561
Unrealized gain on marketable securities	**—**	1,708
Other	**2,880**	3,617
	32,901	114,794
Net deferred income tax assets (liabilities)	**$21,175**	$ (74,191)
Reconciliation to financial statements		
Deferred income tax assets—current	**$ 8,735**	$ 8,353
Deferred income tax assets (liabilities)—noncurrent	**12,440**	(82,544)
Net deferred income tax assets (liabilities)	**$21,175**	$ (74,191)

20. Financial Instruments

Fair Value—We determine the fair value of our outstanding financial instruments as follows:

Cash and Cash Equivalents—The carrying value approximates fair value.

Restricted Cash—The carrying value approximates fair value.

Investments in Marketable Securities—We classify these investments as "available for sale" and record them at fair value with the unrealized gains or losses, net of tax, included as a component of shareholders' equity in accumulated other comprehensive loss. When a decline in the fair value of a marketable security is considered other than temporary, we writedown the investment to market value with a corresponding charge to net (loss) income. See Notes 19 and 21.

Long-Term Debt—Ethyl estimates the fair value of our long-term debt based on current rates available to us for debt of the same remaining duration.

Foreign Currency Forward Contracts—We record foreign currency forward contracts at fair value in our consolidated balance sheet. The fair value is based on published forward rates. We include the unrealized gains and losses, net of tax, as a component of shareholders' equity in accumulated other comprehensive loss.

(tabular amounts in thousands, except share and per-share amounts)

The estimated fair values of our financial instruments are:

	2001		2000	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Cash and cash equivalents	**$ 12,382**	**$ 12,382**	$ 4,470	$ 4,470
Restricted cash	**$ 996**	**$ 996**	$ 1,262	$ 1,262
Investments in marketable securities	**$ 14,073**	**$ 14,073**	$ 25,621	$ 25,621
Long-term debt including current maturities	**$(335,957)**	**$(342,512)**	$(443,244)	$(460,267)

Derivatives—As part of our strategy to minimize the risk of foreign currency exposure, Ethyl has used foreign currency forward contracts to hedge the risk on forecasted intercompany sales transactions denominated in Japanese Yen.

Ethyl did not use any derivative instruments during 2001. In 2000, Ethyl used derivative instruments with maturity dates throughout the year to hedge the foreign currency exposure of approximately $24 million of Japanese Yen denominated intercompany sales. These cash flow hedges were highly effective since a foreign currency rate change on the forward contract was offset by a corresponding change in the value of the hedged Yen intercompany sale.

At year-end 2001 and 2000, Ethyl had no foreign currency forward contracts outstanding.

Ethyl recognized a $1 million loss on the contracts in 2000 and $500 thousand in 1999. A corresponding increase in the U.S. dollar value of the Japanese Yen intercompany sales offset the losses in both years. Ethyl includes foreign currency transaction gains and losses in cost of goods sold.

(tabular amounts in thousands, except share and per-share amounts)

21. Accumulated Other Comprehensive (Loss) Income

The pre-tax, tax, and after-tax effects related to the adjustments in accumulated other comprehensive (loss) income follow:

	Foreign Currency Translation Adjustments	Unrealized Gain (Loss) on Marketable Securities Adjustments	Minimum Pension Liability Adjustments	Unrealized Loss on Derivative Instruments	Accumulated Other Comprehensive (Loss) Income
December 31, 1998	$ (5,758)	$ 2,821	$(2,667)	$ —	$ (5,604)
Adjustments	(10,719)	(334)	3,865	(3,488)	
Reclassification adjustment for the loss included in net income resulting from the maturity of contracts	—	—	—	507	
Tax benefit (expense)	3,940	121	(1,198)	1,082	
Other comprehensive (loss) income	(6,779)	(213)	2,667	(1,899)	(6,224)
December 31, 1999	$(12,537)	$ 2,608	$ —	$(1,899)	$(11,828)
Adjustments	(11,676)	2,706	(1,424)	2,161	
Reclassification adjustment for the gain included in net income resulting from the sale of securities	—	(2,290)	—	—	
Reclassification adjustment for the loss included in net income resulting from the maturity of contracts	—	—	—	820	
Tax benefit (expense)	4,227	(221)	517	(1,082)	
Other comprehensive (loss) income	(7,449)	195	(907)	1,899	(6,262)
December 31, 2000	$(19,986)	$ 2,803	$ (907)	$ —	$(18,090)
Adjustments	**(7,044)**	**(7,810)**	**(3,042)**	**—**	
Reclassification adjustment for the loss included in net loss resulting from impairment writedowns	**—**	**3,633**	**—**	**—**	
Tax benefit	**2,642**	**1,587**	**954**	**—**	
Other comprehensive loss	**(4,402)**	**(2,590)**	**(2,088)**	**—**	**(9,080)**
December 31, 2001	**$(24,388)**	**$ 213**	**$(2,995)**	**$ —**	**$(27,170)**

22. Special Items (Expense) Income, Net

Special items (expense) income, net in 2001 of $114 million expense, or $85 million after taxes ($1.00 per share) included a charge of $29 million, or $19 million after taxes ($.22 per share) for severance, early retirement, and other expenses related to our engine oil additives rationalization. Special items also consisted of a noncash charge of $62 million, or $43 million after taxes ($.51 per share) on the settlement of our pension liabilities related to the termination of our U.S. salaried pension plan. Additionally, special items included a $26 million charge, or $26 million after taxes ($.31 per share) for excise tax on the pension reversion partially offset by the $3 million, or $3 million after taxes ($.04 per share) gain on the sale of certain assets in Bracknell, England.

(tabular amounts in thousands, except share and per-share amounts)

In 2000, special items consisted of $81 million income, or $51 million after taxes ($.62 per share), related to settlements of certain pension contracts resulting in the recognition of noncash gains. Additionally, special items included $4 million income, or $3 million after taxes ($.03 per share), related to the demutualization of MetLife, Inc. These income items were partly offset by an $8 million charge, or $5 million after taxes ($.06 per share) related to the write-off of plant assets and a $1.4 million special retirement charge, or $900 thousand after taxes ($.01 per share).

The pension charge of $62 million in 2001 and the $81 million income in 2000 related to the settlement of liabilities for certain pension contracts and the recognition of significant losses and gains related to our pension assets. The settlement losses and gains had no cash effect on Ethyl, and no retiree benefits changed.

The charge of $8 million in 2000 was for the writeoff of the production assets of a previously idled petroleum additives facility in Orangeburg, South Carolina. There were no employee or other incremental costs included in this charge. As part of our ongoing cost improvement process, we reviewed a third-party supply contract for product, as well as our manufacturing facilities. We concluded that the market for product previously produced at this facility had not grown as anticipated, and excess supply and production facilities were in place. Further, there were no specific market changes expected to impact these conditions. As a result of this review, we cancelled the original supply contract, restructured, and entered a new, more limited supply agreement. There were no one-time charges related to the contract change. We also decided to permanently idle this manufacturing facility and wrote off the book value of these assets.

In 1999, special item income consisted of $7 million, or $4 million after taxes ($.05 per share), from a supply contract amendment.

23. Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) issued four new Statements of Financial Accounting Standards (SFAS) in 2001.

SFAS 141 "Business Combinations", issued in July 2001, requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The pooling-of-interests method of accounting is no longer allowed. We do not expect this statement to have a significant impact on Ethyl's financial statements.

SFAS 142 "Goodwill and Other Intangible Assets", issued in July 2001, is effective for fiscal years beginning after December 15, 2001. The statement eliminates the amortization of goodwill as of January 1, 2002. In addition, the statement no longer requires that intangibles be amortized if the life of the intangible is determined to be indefinite. Further, goodwill and intangibles will be reviewed at least annually for possible impairment. We will discontinue goodwill amortization on December 31, 2001, leaving us with a balance of $3 million. We are currently evaluating the full impact of this statement.

SFAS 143 "Accounting for Asset Retirement Obligations" was issued in August 2001. This statement addresses the obligations and asset retirement costs associated with the retirement of tangible long-lived assets. It requires that the fair value of the liability for an asset retirement obligation be recorded when incurred instead of over the life of the asset. The asset retirement costs must be capitalized as part of the carrying value of the long-lived asset. If the liability is settled for an amount other than the recorded balance, either a gain or loss will be recognized at settlement. This statement is effective for fiscal years beginning after June 15, 2002. We have not completed the necessary analysis, and therefore, cannot yet assess the potential impact on our financial statements.

(tabular amounts in thousands, except share and per-share amounts)

SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in October 2001 and is effective for fiscal years beginning after December 15, 2001. While this statement supercedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", SFAS 144 retains the framework established in SFAS 121 and addresses implementation issues. SFAS 144 also supercedes Accounting Principles Board Opinion Number 30 "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business" and addresses the accounting for disposal of long-lived assets of a discontinued operation. Generally, SFAS 144 requires that impaired assets or assets to be disposed of, whether reported in continuing operations or discontinued operations, be recorded at the lower of carrying amount or fair value less cost to sell. We are currently evaluating the impact of this statement.

24. Selected Quarterly Consolidated Financial Data (unaudited)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales (1)	**$217,260**	**$ 177,643**	**$166,043**	**$163,516**
Gross profit	**$ 30,175**	**$ 4,279**	**$ 26,984**	**$ 31,891**
Special items (expense) income, net	**$ (10,707)**	**$(106,261)**	**$ 3,070**	**$ (118)**
Net (loss) income	**$ (11,267)**	**$ (94,784)**	**$ 661**	**$ 350**
Basic and diluted (loss) earnings per share	**$ (.14)**	**$ (1.13)**	**$ .01**	**$ —**
Shares used to compute basic and diluted (loss) earnings per share	**83,455**	**83,455**	**83,455**	**83,455**
2000				
Net sales (1)	$203,943	$ 220,831	$209,234	$209,567
Gross profit	$ 42,264	$ 46,441	$ 45,183	$ 31,264
Special items income, net	$ 42,369	$ 4,050	$ 27,185	$ 2,405
Net income	$ 27,824	$ 9,269	$ 21,556	$ 2,348
Basic and diluted earnings per share	$ .33	$ .11	$ .26	$ .03
Shares used to compute basic and diluted earnings per share	83,465	83,465	83,463	83,455

(1) Freight costs have been reclassified from net sales to cost of sales for all periods presented.

25. Segment and Geographic Area Information

Segment Information—We manage our business in two distinct segments: petroleum additives and tetraethyl lead. We divided our business this way due to the operational differences between the two business units. The petroleum additives business operates in a market that we actively review for opportunities, while TEL is a mature product primarily marketed through third party agreements.

The accounting policies of the segments are the same as those described in Note 1. We evaluate the performance of our operating segments based on operating profit. Corporate departments and other expenses outside the control of the segment manager are not allocated to segment operating profit. Depreciation on segment property, plant, and equipment and amortization of prepayments for services and segment intangible assets are included in the operating profit of each segment. No transfers occurred between the segments during the periods presented. TEL sales made through the marketing agreements with Octel are not recorded as sales by Ethyl. The table below reports net sales and operating profit by segment, as well as a reconciliation to income before income taxes for the last three years.

(tabular amounts in thousands, except share and per-share amounts)

	2001	2000	1999
Net sales			
Petroleum additives	**$ 707,935**	$816,587	$843,770
Tetraethyl lead	**16,527**	26,988	26,106
Consolidated net sales (a) (b)	**$ 724,462**	$843,575	$869,876
Segment operating (loss) profit			
Petroleum additives before nonrecurring items	**$ 36,414**	$ 32,053	$ 77,861
Nonrecurring items	**(72,080)**	(7,524)	7,200
Petroleum additives	**(35,666)**	24,529	85,061
Tetraethyl lead	**32,005**	39,341	48,359
Segment operating (loss) profit	**(3,661)**	63,870	133,420
Corporate general and administrative expense	**(19,469)**	(26,142)	(24,087)
Interest expense	**(32,808)**	(36,075)	(35,506)
Pension contract settlements	**(88,160)**	80,923	—
Other (expense) income, net	**(4,895)**	7,519	7,295
(Loss) income before income taxes	**$(148,993)**	$ 90,095	$ 81,122

(a) Certain amounts have been reclassified to conform to the current presentation.

(b) Net sales of the petroleum additives segment to three customers amounted to $319 million in 2000. The petroleum additives segment reported net sales to two customers of $226 million in 1999.

(tabular amounts in thousands, except share and per-share amounts)

The following table shows asset information by segment and the reconciliation to consolidated assets. Segment assets consist of accounts receivable, inventory, and long-lived assets. Long-lived assets include property, plant, and equipment, net of depreciation, as well as intangible assets and prepayments for services, both net of amortization.

	2001	2000	1999
Segment assets			
Petroleum additives	**$476,759**	$ 579,480	$666,721
Tetraethyl lead	**94,907**	84,532	55,316
	571,666	664,012	722,037
Cash and cash equivalents	**12,382**	4,470	15,846
Restricted cash	**996**	1,262	—
Other accounts receivable	**12,318**	20,783	4,458
Deferred income taxes	**21,175**	8,353	12,575
Prepaid expenses	**3,007**	4,414	5,699
Prepaid pension cost	**25,731**	224,892	127,212
Other assets and deferred charges	**72,350**	73,453	103,553
Total assets	**$719,625**	$1,001,639	$991,380
Additions to long-lived assets			
Petroleum additives	**$ 10,735**	$ 14,487	$ 14,521
Tetraethyl lead (a)	**24,583**	39,583	683
Other long-lived assets	**1,267**	1,392	700
Total additions to long-lived assets	**$ 36,585**	$ 55,462	$ 15,904
Depreciation and amortization			
Petroleum additives (b)	**$ 86,294**	$ 54,243	$ 57,683
Tetraethyl lead (a)	**6,647**	8,176	2,040
Other long-lived assets	**6,577**	3,837	5,402
Total depreciation and amortization	**$ 99,518**	$ 66,256	$ 65,125

(a) The addition to TEL long-lived assets in 2001 and 2000 relate to the payment for services paid to Alcor. The amortization of the prepayment for services was $6 million in 2001 and $7 million in 2000.

(b) Depreciation and amortization includes $41 million of accelerated depreciation related to the engine oil additives rationalization in 2001.

(tabular amounts in thousands, except share and per-share amounts)

Geographic Area Information—The table below reports net sales and long-lived assets by geographic area. No transfers occurred between segments during the years shown. Except for the United States and Canada, no country exceeded 10% of net sales. The United States was the only country that exceeded 10% of long-lived assets in any year. Ethyl allocated revenues to geographic areas based on the location to which the product was shipped.

	2001	2000	1999
Net sales			
United States	**$281,336**	$413,127	$410,496
Canada	**73,876**	72,093	64,724
Other foreign	**369,250**	358,355	394,656
Consolidated net sales	**$724,462**	$843,575	$869,876
Long-lived assets			
United States	**$263,862**	$332,996	$378,016
Foreign	**55,353**	77,425	54,123
Total long-lived assets	**$319,215**	$410,421	$432,139

26. Liquidity

In March 2002, we entered into the Fourth Amendment to Amended and Restated Credit Agreement (the New Credit Facility) with our lenders. The New Credit Facility includes the following key provisions:

- A revolving line of credit of $146 million, including a letter of credit sub-facility of $55 million.
- A balance on the term loan of $45 million. The repayment schedule is $5 million at both May 31 and September 30, 2002. Payments of $10 million are due at August 31 and November 30, 2002, as well as at February 28, 2003. The balance is due on March 31, 2003.
- The outstanding amount on the new term loan is $205 million, which is due in full on March 31, 2003.
- The maturity date is extended to March 31, 2003 with all unpaid balances being due on that date. The maturity date may be extended to March 31, 2004 if certain conditions are met.
- Interest rates increased and are based on a premium to variable base rates. The initial premium is 325 to 425 basis points, depending on the type of borrowing. The premium will be reduced if certain criteria are met.
- Substantially all of our assets in the United States are collateralized.
- Mandatory prepayments are required for excess cash flow, asset dispositions, debt and equity issuances, all tax refunds, and certain other funds received.

(tabular amounts in thousands, except share and per-share amounts)

- Covenants include minimum EBITDA, minimum interest coverage ratio, and maximum leverage coverage ratio, among others.
- The payment of dividends is not permitted.
- Investments and capital expenditures are limited. The capital expenditures limitation does not conflict with our current capital plan.

While the New Credit Facility does provide for an extension through March 31, 2004, our current forecast of operating earnings alone would not achieve the extension conditions. We are pursuing certain strategic initiatives, which if completed, would cause us to achieve the additional extension through March 31, 2004. The completion of these initiatives cannot be assured. If the extension is not achieved, we plan to enter into negotiations with our lenders in the second half of 2002 to further extend our borrowing facilities. Consequently, borrowings under the New Credit Facility will be reflected as current liabilities beginning in the first quarter of 2002 until such time as the extension conditions are achieved or alternative longer-term borrowing facilities are secured.

On February 1, 2002, Bruce C. Gottwald, Chairman of the Board, made a loan to Ethyl in the amount of $18.6 million. The loan is for three years at an interest rate of 8.5%. Interest payments are due monthly during the term of the loan, with the principal amount coming due at maturity. We used the proceeds of the loan to pay down existing bank debt. The loan is nonrecourse to Ethyl and is collateralized by a first deed of trust on the three buildings at 330 South Fourth Street, Richmond, Virginia, that are our principal offices. An independent appraiser valued the three buildings at $18.6 million. We have a "put" right at the end of the loan term under which we can convey the property to the lender in satisfaction of the debt. If we fail to pay the loan at maturity, the lender has a "call" right at the end of the loan term under which he can require us to convey the property to him in satisfaction of the debt.

We continue to make debt repayment a high priority so that we will have more flexibility in the future. Our cash flows from operations remain strong, and we will continue to minimize working capital requirements, as well as sell nonstrategic assets when possible.

We believe our new business model will continue to improve our profits and financial position and that it will enable us to comply with the terms of the New Credit Facility. While we believe our plan is sound, and we are making good progress, the possibility exists that unforeseen events, significantly higher interest rates, adverse business conditions or a combination of these factors could prevent us from meeting certain financial covenants.

Should unforeseen events or conditions restrict us from meeting our targeted operating results, we believe we could pursue alternative plans such as additional asset sales, deferrals of capital expenditures or other options that might be available. In the event we may not be in compliance with the debt covenants at some future date, we would pursue various alternative possibilities including, among other things, the refinancing of debt or obtaining covenant amendments or waivers. We believe we could successfully complete alternative arrangements, if necessary. However, there can be no assurance that such alternatives would be available or that we would be successful in their implementation.

FINANCIAL POLICY

Ethyl Corporation's Financial Standards—Our goal is to present clearly Ethyl's financial information to enhance your understanding of our sources of earnings and our financial condition.

Management's Report on the Financial Statements—Ethyl prepared the financial statements and related notes on pages 26 through 56 to conform to generally accepted accounting principles. In doing so, management made informed judgments and estimates of the expected effects of certain events and transactions on the reported amounts of assets and liabilities at the dates of the financial statements. The same is true for the reported amounts of revenues and expenses during these reporting periods. Financial data appearing elsewhere in the annual report is consistent with these financial statements. However, actual results could differ from the estimates on which these financial statements are based.

We maintain a system of internal controls to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. Written policies and procedures, careful selection and training of qualified personnel, and an internal audit program support Ethyl's internal control system.

The independent certified public accounting firm, PricewaterhouseCoopers LLP (PwC), audited these financial statements in accordance with generally accepted auditing standards. The audit included a review of Ethyl's internal accounting controls to the extent considered necessary to determine audit procedures.

The Audit Committee of the Board of Directors, composed only of independent directors, meets with management and PwC to review accounting, auditing, and financial reporting matters. In early 2000, PwC informed the Committee that it had notified the Securities and Exchange Commission (SEC) that there was a delay in the transfer from PwC's control of certain retirement and other benefits which were due to Ethyl's then Chief Financial Officer. Our former CFO had been a partner of Coopers & Lybrand, a predecessor of PwC. The transfers, which should have occurred in November 1997, were completed on February 16, 2000.

The SEC advised Ethyl that because of the delay, PwC was not in compliance with auditor independence regulations. The SEC further advised Ethyl that it did not intend to take any action against the company with respect to Ethyl's financial statements as a result of PwC's noncompliance. The audit committee reviewed the situation and concluded, based on its examination, that the delayed transfer of the benefits did not affect the quality or integrity of PwC's audits of Ethyl's financial statements.

Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
111 Virginia Street
Suite 300
Richmond VA 23219
Telephone (804) 697 1900
Facsimile (804) 697 1999

To the Board of Directors and Stockholders of Ethyl Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Ethyl Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully discussed in Notes 12 and 26 to the consolidated financial statements, the Company has amended its borrowing facilities to extend the maturity date through March 31, 2003.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Richmond, Virginia
February 1, 2002, except as to
Notes 12 and 26 for which the date is
March 26, 2002

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is in our 2001 Proxy Statement and is incorporated by reference. In addition, the names and ages of all officers as of March 28, 2002 follow.

Name	Age	Positions
Bruce C. Gottwald	68	Chairman of the Board and Chairman of the Executive Committee
Thomas E. Gottwald	41	President and Chief Executive Officer
Alexander McLean	45	Senior Vice President—Petroleum Additives
Newton A. Perry	59	Senior Vice President—Antiknocks
David A. Fiorenza	52	Vice President, Treasurer, and Principal Financial Officer
Russell L. Gottwald, Jr.	50	Vice President—Supply Chain
Bruce R. Hazelgrove, III	42	Vice President—Corporate Resources
C. S. Warren Huang	52	Vice President and Managing Director—Asia Pacific
Ronald E. Kollman	55	Vice President—Product Management and Technology
Barbara A. Little	45	Vice President—Government Relations
Donald R. Lynam	63	Vice President—Air Conservation
Steven M. Mayer	59	Vice President—General Counsel
Ann M. Pettigrew	47	Vice President—Health, Safety, and Environment
Roger H. Venable	55	Vice President—Antiknocks
Wayne C. Drinkwater	55	Controller and Principal Accounting Officer
M. Rudolph West	48	Secretary
Michael L. McKeever	61	Assistant Treasurer

The term of office is until the meeting of the board of directors following the next annual shareholders' meeting (June 4, 2002). All officers have been employed with Ethyl for at least the last five years.

Effective April 1, 2002, Newton A. Perry will be promoted to Senior Vice President—Strategy and C. S. Warren Huang will be promoted to Senior Vice President—Fuel Additives.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is in our 2001 Proxy Statement and is incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is in our 2001 Proxy Statement and is incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is in our 2001 Proxy Statement and is incorporated by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(A)(1) Consolidated Statements of Income for each of the three years in the periods ended December 31, 2001, 2000, and 1999 are on page 26.

Consolidated Balance Sheets as of December 31, 2001 and 2000 are on page 27.

Consolidated Statements of Shareholders' Equity for each of the three years in the periods ended December 31, 2001, 2000, and 1999 are on page 28.

Consolidated Statements of Cash Flows for each of the three years in the periods ended December 31, 2001, 2000, and 1999 are on page 29.

Notes to Consolidated Financial Statements begin on page 30.

Management's Report on the Financial Statements is on page 57.

Report of Independent Accountants is on page 58.

(A)(2) Financial Statement Schedules—none required

(A)(3) Exhibits

3.1 Amended and Restated Articles of Incorporation (incorporated by reference as Exhibit 3.1 to Form 10-Q filed on November 4, 1996)

3.2 By-laws of the registrant (incorporated by reference as Exhibit 3.2 to Form 10-K filed on March 29, 1996)

4.1 First Amendment and Restatement of Amended and Restated Credit Agreement, dated as of April 10, 2001 (incorporated by reference as Exhibit 4.1 to Form 10-K filed on April 10, 2001)

4.2 Second Amendment to Amended and Restated Credit Agreement, dated as of December 3, 2001

4.3 Third Amendment to Amended and Restated Credit Agreement, dated as of January 15, 2002

4.4 Fourth Amendment to Amended and Restated Credit Agreement, dated as of March 22, 2002

10.1 Incentive Stock Option Plan (incorporated by reference as Exhibit 10 to Form 10-Q filed on May 12, 1994)

10.2 Non-Employee Directors' Stock Acquisition Plan (incorporated by reference as Exhibit A to the registrant's Proxy Statement for the Annual Meeting of Shareholders filed on March 17, 1993)

10.3 Excess Benefit Plan (incorporated by reference as Exhibit 10.4 to Form 10-K filed on February 25, 1993)

10.4 Supply Agreement, dated as of December 22, 1993, between Ethyl Corporation and The Associated Octel Company Limited (incorporated by reference as Exhibit 99 to Form 8-K filed on February 17, 1994)

10.5 Employment and Severance Benefits Agreement dated October 1, 1997, with J. Robert Mooney (incorporated by reference as Exhibit 10.7 to Form 10-K filed on March 24, 1998)

10.6 Antiknock Marketing and Sales Agreement, dated October 1, 1998, between Ethyl Corporation and The Associated Octel Company Limited (incorporated by reference as Exhibit 10 to Form 10-Q filed on November 10, 1998)

10.7 Trust Agreement between Ethyl Corporation and Merrill Lynch Trust Company of America (incorporated by reference as Exhibit 4.5 to Form S-8, filed on August 7, 1998)

10.8 Amended and Restated Product Marketing and Sales Agreement, dated as of June 13, 2001, between Ethyl Services GmbH and Alcor Chemie Vertriebs AG, Alcor Chemie AG, and Noofot GmbH*

11.1 Computation of Basic and Diluted Earnings Per Share

21 Subsidiaries of the registrant

23 Consent of PricewaterhouseCoopers LLP

(B) No report on Form 8-K has been filed during 2001.

(C) Exhibits—The response to this portion of Item 14 is submitted as a separate section of this Form 10-K.

* Subject to a request for confidential treatment, certain provisions of the Amended and Restated Product Marketing and Sales Agreement have been intentionally omitted.

A copy of any of the exhibits listed above will be provided upon written request for a reasonable charge, to any shareholder whose proxy is being solicited by the Board of Directors. The written request should be directed to:

M. Rudolph West, Esq.,
Secretary
Ethyl Corporation
330 South Fourth Street
P.O. Box 2189
Richmond, Virginia 23218-2189

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETHYL CORPORATION

By: /s/ BRUCE C. GOTTWALD

(Bruce C. Gottwald, Chairman of the Board)

Dated: March 28, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of March 28, 2002.

SIGNATURE	TITLE
/s/ BRUCE C. GOTTWALD **(Bruce C. Gottwald)**	Chairman of the Board, Chairman of the Executive Committee, and Director
/s/ THOMAS E. GOTTWALD **(Thomas E. Gottwald)**	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ D. A. FIORENZA **(David A. Fiorenza)**	Vice President and Treasurer (Principal Financial Officer)
/s/ WAYNE C. DRINKWATER **(Wayne C. Drinkwater)**	Controller (Principal Accounting Officer)
/s/ WILLIAM W. BERRY **(William W. Berry)**	Director
/s/ PHYLLIS COTHRAN **(Phyllis L. Cothran)**	Director
/s/ GILBERT M. GROSVENOR **(Gilbert M. Grosvenor)**	Director
/s/ S. B. SCOTT **(Sidney Buford Scott)**	Director
/s/ C. B. WALKER **(Charles B. Walker)**	Director

SHAREHOLDER INFORMATION

TICKER SYMBOL: EY

TRANSFER AGENT:

Computershare Investor Services, L.L.C.

Attention: Shareholder Communications

2 North LaSalle Street

P.O. Box A 3504

Chicago, IL 60690-3504

Website: www.computershare.com

e-mail: web.queries@computershare.com

Other inquiries should be directed to

Ethyl's toll-free Shareholder Information Line at

(800) 625-5191.

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders will be held June 4, 2002 starting at 11:00 AM at the Tredegar Iron Works gun foundry building, 500 Tredegar Street, Richmond, Virginia. All shareholders are cordially invited to attend.

Ethyl Corporation
Post Office Box 2189
Richmond, Virginia 23218-2189
www.ethyl.com